EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE MONTHS ENDED MARCH 31, 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with Yamana Gold Inc.'s (the "Company" or "Yamana") condensed consolidated interim financial statements for the three months ended March 31, 2021, and the most recently issued annual Consolidated Financial Statements for the year ended December 31, 2020 ("Consolidated Financial Statements"). (All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Company has included certain non-GAAP financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial measures included in this MD&A include:

•Cash costs per gold equivalent ounce ("GEO") sold;
•All-in sustaining costs ("AISC") per GEO sold;
•Net debt;
•Net free cash flow; and
•Average realized price per ounce of gold/silver sold

Reconciliations and descriptions associated with the above performance measures can be found in Section 11: Non-GAAP Performance Measures in this MD&A.

Cautionary statements regarding forward-looking information and mineral reserves and mineral resources can be found in Section 12: Disclosure Controls and Procedures in this MD&A.

MANAGING COVID-19

Since the emergence of the global COVID-19 pandemic, the Company’s crisis response team, the members of which are its senior executives and operational leaders, has taken quick and decisive action to respond to the pandemic during a fluid and fast-moving environment. The Company has adjusted and managed its business effectively during this period, mitigating risks and further advancing opportunities, while ensuring the health and safety of employees, contractors and host communities.

Although the Company responded rapidly to the COVID-19 pandemic and has been successful in limiting the spread of COVID-19, there have been confirmed worker cases at site and in the communities surrounding the Company's operations. However, with the implementation of prevention, monitoring, testing, quarantine and contact tracing protocols, the Company has been able to isolate incidents of infection and limit their spread. Overall, the number of infected persons is not significant at sites and the Company continues to monitor the recoveries of those infected. In the first quarter of 2021, the number of employees infected with COVID-19 rose, primarily as a result of increasing cases globally and in the regions where employees reside. The rise in caseloads was not significant and there have been no impacts on operations. Moreover, the Company continues to actively monitor the increase in caseloads in South America, government responses, and to work closely with local and regional governments to ensure prevention procedures are adhered to. We are also continuing our offers of healthcare assistance to local governments as they grapple with the increased caseloads.

The Company will continue to manage its business in a way that respects, and is mindful of, the impact that COVID-19 has had and could have on host communities. The Company has endeavoured to manage its operations with the safeguarding of individuals at site and in host communities in mind. Numerous protocols have been adopted to ensure that the safety and health of employees and persons in host communities is maintained. The Company has had the assistance of a team of International SOS (iSOS) doctors at all South American sites, as well as at the corporate offices to review and validate the Company’s COVID-19 protocols. These reviews found that the Company’s operations were doing extremely well in preventing the contagion and spread of COVID-19. Contributions in communities via employee screening and testing have helped to identify and trace cases near our mine sites, and the Company served an important early warning function in host communities. Further, the Company has implemented best-in-class COVID-19 prevention measures in its Toronto and regional offices, which are abiding by recommendations of local public health and government authorities. Staff at office sites are primarily working remotely and the Company expects a phased re-opening of offices once COVID-19 caseloads decline and vaccination rates have increased.

Government-sanctioned vaccination programs have begun for employees and contractors at Minera Florida and El Peñón. Elsewhere, the Company is working with local governments and healthcare services to build capacity to manage vaccination logistics once vaccines become available.

The Company has actively responded to the global COVID-19 pandemic through a variety of means, such as:
•Implementing heightened levels of health screening and where cases are potentially revealed, and isolation and support to workers who may have been exposed;
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•Donating face masks, hand sanitizer, medical equipment and other critical supplies, and making site medical teams available to support emergency services and local health officials in host communities.
•Transferring beds and supplies from camps to temporary hospitals, and working alongside local NGOs and small businesses to shift production to manufacturing masks for host community members and employees;
•Working with host communities to develop and implement local crisis management plans;
•Building the capacity of local health clinics to be able to effectively manage community COVID-19 cases, including the purchase of respirators, testing equipment, computers and other critical equipment;
•Donating, and anticipating to donate, hundreds of thousands of dollars in support of communities moving forward.
•Creating digital platforms for the Company to maintain a dialogue with host communities about COVID-19 and other concerns.
•Further, in an effort to improve procedures, protect workers and respond quickly to specific situations, Canadian Malartic installed a PCR COVID-19 screening test laboratory directly at the site where nursing staff collect samples and anyone entering the site may be required to take a screening test.

Yamana commends the remarkable dedication, commitment, professionalism, and compassion of its employees, contractors and suppliers, who have come together in these challenging times to drive success and maintain business continuity.

For further details on how the Company has actively responded to the global COVID-19 pandemic, please refer to Section 1 Highlights and Relevant Updates - Health, Safety, Environment and Corporate Responsibility.

1.     HIGHLIGHTS AND RELEVANT UPDATES

For the three months ended March 31, 2021 unless otherwise noted

•Gold production of 201,117 ounces was in line with plan, following standout performances from Canadian Malartic and Minera Florida both of which exceeded plan, and at Jacobina where production reached an all-time monthly high in March.

•Silver production of 2,125,247 ounces was in line with plan, underpinned by a strong performance from Cerro Moro, which exceeded plan with mine sequencing favouring mining of higher silver grade zones.

•GEO production of 231,988 ounces was in line with plan.

•Quarterly total cost of sales, cash costs(i) and AISC(i) on a per GEO basis were $1,126, $698, and $1,045 respectively, which on a consolidated basis were in line or better than plan, and consistent with the comparative period.

•Mine operating earnings of $149.5 million increased by $50.2 million or 51% in relation to the comparative prior year quarter. The increase is related to the strong precious metal price environment, and strong operational performances from the mines resulting in higher gold production at comparable costs.

•Net earnings(ii) of $54.7 million or $0.06 per share basic and diluted compares well to $45.0 million or $0.05 per share basic and diluted in the comparative prior year quarter. Adjusting items of $12.5 million, that management believes may not be reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates, decreased net earnings(ii) for the current period. Adjustments in the current period include $8.2 million of costs incurred in association with COVID-19-related temporary suspensions, standby and other incremental costs at certain operations. For a complete list of adjustments, refer to the Financial highlights section below.

•Strong cash flows from operating activities of $160.2 million and cash flows from operating activities before net change in working capital(i) of $183.4 million reflect the impact of strong production and precious metal prices.

•Net free cash flow(i) of $123.5 million increased by $32.4 million or 35.6% in relation to the comparative prior year quarter. The increase is attributable to higher sales and higher metal prices, with costs that have remained relatively stable.
•The Company compares cash flows in a particular quarter with the average of cash flows in the preceding three quarters. Despite the first quarter having the lowest expected quarterly production for the year as customary, cash flows from operating activities and net free cash flow(i) for the quarter were in line with or above the averages of such cash flows for the preceding three quarters, hereby further demonstrating the strength and resilience of the cash flow generation capacity of the Company.

•As at March 31, 2021, the Company had cash and cash equivalents of $678.1 million, including $222.8 million available for utilization by the MARA Project. The remainder of cash and cash equivalents of $455.3 million, along with further liquidity and incoming cash flows, is more than sufficient to fully manage the Company's business and available for the Company's capital allocation objectives. This includes, but is not limited to obligations related to the Jacobina plant expansions, development of the Odyssey underground project at Canadian Malartic, generative exploration, and further
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financial position improvements, while having excess funds to dedicate to possible other opportunities and dividend increases.

•Net debt(i) decreased by $26.6 million in the quarter to $539.1 million, which further advances the Company's objective of achieving a positive net cash(i) position, which is well ahead of schedule. In the fourth quarter of 2020, the Company achieved its former financial management objective of a leverage ratio of net debt to EBITDA(i) of below 1.0x when assuming a bottom-of-cycle gold price of $1,350 per ounce, underscoring the Company’s significant financial flexibility and best-in-class financial position.

•Beginning in January, the Company increased its quarterly dividend by 50% to $0.02625 per share (annual $0.105 per share). On February 11, 2021, the Company declared its second dividend of the year, payable in April, at the same revised rate. At the current rate, the quarterly dividend is 110% higher than the same quarter in 2020 and 425% higher than the same quarter in 2019. The Company now anticipates future dividend increases above the new floor of $100 per GEO, established in the fourth quarter of 2020, based entirely on the cash flow and cash generation capacity of the Company. As its cash flows and cash balances increase, its dividend will rise correspondingly as a percentage of cash flows and commensurate with increasing cash balances from cash flows and sources that supplement cash flows. With current levels of cash on hand, the Company would have sufficient available funds to fund its business and pay the new current dividend for several years independent of changes in gold price. For further information on the Company's approach to maximizing cash returns to shareholders, refer to Section 2: Core Business, Strategy and Outlook.

•As a continuation of Yamana’s commitment to a low-carbon future, the Company has formally adopted a board-approved climate action strategy. The strategy is underpinned by adoption of two high-level targets: a science-based 2°C scenario compared to pre-industrial levels, and an aspirational net-zero 2050 target. The targets will be supported by the foundational work being performed throughout 2021 by the newly established multidisciplinary Climate Working Group, to determine our emissions baseline, develop the Greenhouse Gas (“GHG”) abatement pathways required to achieve the science-based 2°C scenario and establish preliminary, operations-specific roadmaps that describe abatement projects, estimated costs and schedules. These actions will help ensure that our long-range GHG reduction efforts are supported by practical and operationally focused short, medium and long-term actions to achieve the targets.

Strategic Developments, Construction Developments and Advanced Stage Projects:

•Jacobina Optimization Project; Hydraulic Backfill Plant to Proceed
◦The Phase 1 optimization project, whose objective was to stabilize throughput at a sustainable 6,500 tpd, was completed in mid-2020. The project has exceeded expectations with a higher than planned steady state of approximately 6,800 tpd achieved in the second and third quarters of 2020, as well as the first quarter of 2021. The Company has identified opportunities to further optimize the results and recoveries achieved in Phase 1 with a modest investment. The Falcon concentrator and cyclones were installed during the first quarter, and the Knelson concentrator is scheduled to be installed in the second quarter of 2021, with an objective to optimize gold recovery at the higher throughput rate.
◦In addition to the incremental optimization of Phase 1, the Company is advancing the Phase 2 expansion at Jacobina, for an increase in throughput to 8,500 tpd. The Company is currently in the engineering phase, with permitting underway. Included in the mine's expansionary budget in 2021 of $29.0 million, is approximately $18.0 million for the procurement of long-lead items and expansionary development to support the higher throughput to the mill. The throughput increase will be achieved through the installation of an additional grinding line and incremental upgrades to the crushing and gravity circuits. The Phase 2 expansion is expected to increase annual gold production to approximately 230,000 ounces per year, representing a 28% increase from current levels, reduce costs, and generate significantly more cash flow and attractive returns. The Company expects to provide an update regarding capex and development schedule in mid-2021 once studies are finalized to facilitate permitting. Capital costs are not expected to exceed the previously estimated and disclosed $57 million, and it has already begun to incur these costs for long-lead time items. The estimated capital costs of $57 million had been based on an assumed BRL:USD rate of 4.0. The BRL:USD foreign exchange rates are currently higher at over 5.0, and consequently, the Company anticipates that the weaker rates will provide capital cost and operating cost benefits.
◦The Company has also begun a conceptual study on a Phase 3 expansion, which would increase throughput to 10,000 tpd at modest further capital requirements, utilize the third grinding line, while expanding crushing and leaching circuits and adding additional mining equipment and infrastructure. Additional concept studies are ongoing to further optimize tailings management to ensure sufficient tailings capacity, either on surface or underground, for decades of production and to accommodate the strategic throughput target of 10,000 tpd after completion of Phase 3.
◦Lastly, the Company has adopted a comprehensive Jacobina life-of-mine tailings management strategy, that reduces surface disposition of tailings, with underground tailings disposal as backfill. The Company has initiated several studies to ensure long-term sustainability and reduce the environmental footprint of the operation. Work conducted in 2020 confirmed that both paste backfill and hydraulic backfill are technically feasible options for disposal of tailings into underground voids, thereby minimizing the quantity of tailings stored on surface. Additionally, use of backfill is expected to improve underground stope stability and minimize the requirements to
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leave behind pillars in ore, resulting in increased mining recovery and reduced dilution. As a first step, a hydraulic backfill plant provides a relatively simple and low capital cost solution for underground deposition of 2,000 tonnes of dry tailings per day, with the extra advantage that hydraulic backfill can be placed into historic voids with minimal cement content, significantly reducing the operating cost. In March 2021, Jacobina completed a feasibility study for the installation of a hydraulic backfill plant. The initial capital cost for establishing the backfill system is estimated at $8 million. The Company has decided to move forward with the hydraulic backfill plant project and is in the permitting phase. The permit required for the backfill project is separate from the one required for the Phase 2 expansion although both are being pursued simultaneously. Lastly, a conceptual study is underway to evaluate further opportunities for a dry stack tailings facility and/or a paste backfill plant in parallel to the hydraulic backfill plant, which could provide opportunities in the future for additional storage of tailings to support future mineral reserve development. Existing surface tailings capacity and backfill will be sufficient for life of mine production at Jacobina at the planned increased processing rates. Please refer to Section 5: Construction, Development and Other Initiatives for further details.

•Canadian Malartic Underground Construction Decision; Drilling identifies a potentially significant extension to the East Gouldie Zone
◦Impressive technical study results were obtained in early February of 2021, and the Company and its partner made a positive construction decision of the Odyssey project at Canadian Malartic, with first production from the Odyssey South deposit expected in 2023. A NI 43-101 technical report for the Canadian Malartic operation was completed in March 2021, which includes a full summary of the Odyssey underground project. The project demonstrates robust economics, a significant increase in mineral resources, and a mine life extension to at least 2039. As Canadian Malartic transitions from open pit to underground mining, underground production will offset a significant portion of the corresponding decline in open pit production. On a 100% basis, production from open pit mining from 2021 through 2028 is expected to be approximately 3.9 million ounces with annual production trending lower on a yearly basis to approximately 123,000 ounces by 2028. Whereas the Company had originally considered a production platform conservatively in the range of 450,000 ounces per year, the mine plan now supports annual gold production of 500,000 to 600,000 ounces when fully ramped up on a 100% basis. Further extension of the mine life beyond 2039 provides additional upside, with several opportunities under evaluation. The project mine plan currently only includes 0.4 million ounces of the project’s 0.8 million ounces of Indicated Mineral Resources and 6.9 million ounces of the project’s 13.5 million ounces of Inferred Mineral Resources. The upside is expected to be realized through infill drilling to improve geological confidence, exploration drilling to extend known deposits and make new discoveries and engineering, especially close to historical underground excavations and at depth at East Malartic.
◦Construction of surface infrastructure and the portal in preparation for development of the ramp started in August 2020. The Company and its partner completed the construction of the mine office and surface facilities in the fourth quarter of 2020, to support the development, and further advanced the development of the exploration ramp into Odyssey and East Malartic. The exploration ramp is designed to mine their respective upper zones and provide further exploration access to allow tighter drill spacing to further define the mineral resource base. These activities are coincident with headframe construction and shaft sinking. The new ramp will also provide the ability to carry out bulk sampling of 40,000 tonnes of mineralization. The budget for the ramp on a 50% (and 100%) basis is $11.7 million ($23.4 million) for 2021. Ramp development work advanced according to plan during the first quarter of 2021 with approximately 362 linear metres of development completed, reaching a depth of 74 metres below surface. Development of the exploration ramp is anticipated to take approximately two years to complete, with the first drilling platform to be established in the third quarter of 2021.
◦Additionally, overburden excavation and grouting were completed to prepare for construction of the production shaft and headframe. Construction on the headframe foundation is expected to start in the second quarter of 2021. The shaft is envisioned to have a 6.4-metre diameter and be 1.8 kilometres deep, with a hoisting capacity of approximately 20,000 tpd. As noted, the Company’s current expectation is that production from Odyssey South will begin in 2023 from the ramp, while the Company sinks the shaft to East Gouldie, with a goal to start production from East Gouldie in 2027. The Odyssey project will utilize a transverse long hole stoping mining method with primary and secondary stopes and paste backfill to fill the voids, a proven mining method in the region. On a 100% basis, average annual payable gold production is expected to be approximately 545,400 ounces from 2029 to 2039 with total cash costs per ounce of approximately $630 per ounce. Sustaining capital from 2029 to 2039 is expected on a 50% (and 100%) basis to average approximately $27.9 million ($55.8 million) per year.
◦The project requires modest capital in any given year which is manageable and fully funded using Canadian Malartic's cash on hand and free cash flow generation, and no external funding is required. Initial capital expenditures and other growth capital expenditures, on a 50% (and 100%) basis, are as follows in millions of dollars: $56.9 ($113.8), $102.0 ($204.0) and $68.4 ($136.8) for 2021 through 2023 respectively, an average of $81.9 ($163.8) per year from 2024 through 2026, and $104.5 ($209.0) and $90.2 ($180.3) during 2027 and 2028, respectively. Furthermore, underground gold production during the 2021 to 2028 construction period is expected to start in 2023 and total on a 50% (and 100%) basis 466,000 (932,000) ounces at cash costs of approximately $800 per ounce. Although the aforementioned costs do not include any offsetting net proceeds from pre-commercial production due to upcoming amendments to the relevant accounting standard(iii), which represents a practical consequence of IFRS application, net proceeds from the sale of these ounces would significantly
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reduce the cash requirements for the construction of the project which, assuming the gold price used in the financial analysis for the project of $1,550 per ounce, would reduce the projected capital requirements in half.
◦Exploration drilling conducted on the Rand property in the first quarter targeted the projected down plunge extension of the East Gouldie zone, with the first hole testing an area located greater than one kilometre to the east of and down plunge of the current East Gouldie inferred mineral resource. Drill hole RD21-4680A, intersected 2.7 g/t gold over an estimated true width of over 10.9 metres at 1,995 metres depth, including 3.1 g/t over 7.2 metres, indicating excellent down plunge growth potential. Other notable drill intercepts were reported in the April 28, 2021 press release 'Yamana Gold Reports Strong First Quarter 2021 Production Results and Cash Flows; Canadian Malartic and Minera Florida Post Standout Quarters; Jacobina Achieves All-Time Monthly High Production In March; Adopts Comprehensive Tailings Management Strategy at Jacobina That Includes Hydraulic Backfill; Identifies Potentially Significant Extension To East Gouldie Zone'.

•MARA Project Advances
◦Subsequent to the signing of the integration agreement on December 17, 2020, the MARA Joint Venture held by the Company (56.25%), Glencore International AG (25%) and Newmont Corporation (18.75%) continues to advance the engagement with local communities and stakeholders, advance the Feasibility Study and the Project's permitting process.
◦After obtaining all legal permits from the respective authorities including citizen participation and social consultation seminars, the MARA Project started activities at the site. The main ongoing activities in the field include additional sampling and studies to improve the environmental base line, and an ongoing drilling campaign aimed to collect data for geotechnical and metallurgical studies as part of the full Feasibility Study and the Environmental and Social Impact Assessment (“ESIA”).
◦A Technical Committee comprised of members of the Company, Glencore International AG and Newmont Corporation was formed, and continues to provide oversight to the Feasibility Study, which will provide updated mineral reserves, production and project cost estimates for the Project.
◦The MARA Project will rely on processing ore from the Agua Rica mine at the Alumbrera plant in the Catamarca Province of Argentina. The new project design minimizes the environmental footprint of the project in consideration of the input of the local stakeholders and creates one of the lowest capital intensity projects in the copper industry.
◦Key technical results related to the Feasibility Study are expected during 2021. While the Company continues to advance the Feasibility Study, it notes that a considerable amount of information in the Pre-Feasibility Study is already at Feasibility Study level mostly as a result of the Integration Transaction. The full Feasibility Study report and completion of the ESIA are expected in 2022.

•Acquisition of Wasamac Property and Camflo Property and Mill (Acquisition of Monarch Gold)
◦On January 21, 2021, the Company completed the acquisition of the Wasamac property and the Camflo property and mill through the acquisition of all of the outstanding shares of Monarch Gold not owned by Yamana. In connection with the plan of arrangement, Monarch completed a spin-out to its shareholders, through a newly-formed company, of its other mineral properties and certain other assets and liabilities. The Company also acquired 6.7% of the outstanding shares of the newly-formed Monarch Mining as part of the arrangement.
◦The Wasamac project further solidifies the Company’s long-term growth profile with a top-tier gold project in Quebec’s Abitibi region, where Yamana has deep operational and technical expertise and experience. The geological characteristics of the Wasamac orebody suggest it holds the potential to be an underground mine with the same scale, grade, production, and costs as Yamana’s successful Jacobina mine, and possesses many parallels to the underground project at Canadian Malartic. The Wasamac project consists of a single, continuous shear zone with a consistent grade distribution and wide mining widths, making it amenable to simple, productive, and cost efficient underground bulk mining methods. The deposit has existing proven and probable mineral reserves of 1.8 million ounces of gold at 2.56 grams per tonne. Mineral resources and mineral reserves are supported by a Feasibility Study completed by Monarch in 2018 which outlined a 6,000 tonnes per day ("tpd") operation with average gold production of 160,000 ounces per year. Costs are expected to be at the lower end of the Company’s profile, providing an improvement to consolidated costs.
◦Following an in-depth review of the 2018 Feasibility Study, Yamana has identified opportunities to optimize the processing plant design, incorporate increased levels of automation in the underground mine, and optimize the materials handling system to sustain a throughput rate of 7,000 tpd. These opportunities support Yamana’s vision of Wasamac as a low cost operation with minimal impact on the environment and neighboring communities and will be reflected in an update of the Feasibility Study, scheduled for completion in the third quarter of 2021. Further opportunities to increase metallurgical recoveries require additional metallurgical drilling and test work, and will continue to be assessed as the project advances.
◦There remains excellent potential for significant future exploration success and mineral resource conversion, with the Wasamac deposit remaining open at depth and along strike. The Company will target increasing the mineral inventory and perform optimizations to further enhance the project’s value, advance engineering, and de-risk execution.
◦During the quarter, exploration activities at Wasamac have included the initiation of exploration drilling adjacent to the known resource and planning and permitting for infill and geotechnical drilling on the Wasamac resource. Results from exploration drilling are expected in the second quarter as the drill program continues. The
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exploration and infill drilling campaign and other studies have the objective to refine and expand upon the potential of Wasamac and its development alternatives, with an update on these plans to be provided by the third quarter of 2021.
◦The Company has also developed an exploration program for the Camflo property which, given the proximity of Camflo to the Canadian Malartic mine, is being considered for inclusion in the Canadian Malartic General Partnership exploration program. Camflo is located adjacent to and north of the Malartic and Rand properties that host the Malartic deposit and the recent Odyssey underground discovery. A recent high resolution airborne magnetic survey of the property has identified three high priority drill targets with magnetic signatures similar to the historic Camflo mine. Data compilation has also defined the presence of a porphyritic stock similar to that which hosted 90% of the historic ore located 800 metres to east of the mine as an additional priority exploration target. Camflo was a producing underground gold mine for 27 years, closing in 1992. It produced 1.65 million ounces of gold from 8,862,240 tonnes of ore grading at 5.78 g/t and was exploited to a depth of 1,000 metres below surface.
◦The Company is in the process of opening a regional office in the Abitibi region, and is hiring personnel to manage the permitting process and related studies to update the feasibility study.
◦To complete the acquisition, the Company issued 11,608,195 Yamana shares, paid $46.9 million (C$59.3 million) in cash, and issued 383,764 replacement warrants, for total consideration paid of $108.6 million. Yamana’s consideration on close represented a value paid for the Wasamac asset of under $67 per ounce of mineral reserves and under $42 per ounce of mineral resources, based on mineral reserves and mineral resources in the feasibility study and net of Yamana’s former Monarch interest in Wasamac.

For full details on the aforementioned updates, please refer to Section 5: Construction, Development and Other Initiatives.

(i)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.
(ii)Net earnings represents net earnings attributable to Yamana Gold Inc. equity holders.
(iii)The amendment to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use, effective from 2022, prohibits entities from deducting amounts received from selling items produced from the cost of property, plant and equipment while the Company is preparing the asset for its intended use.

OPERATING

First quarter GEO production of 231,988 ounces was in line with plan and exceeded prior year production of 221,746 ounces. Strong gold production performances were delivered by Canadian Malartic and Minera Florida, and strong silver production performance from Cerro Moro, all of which exceeded plan. GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 68.84 for the three months ended March 31, 2021, and 94.23 for the three months ended March 31, 2020. GEO calculations are based on an average market gold to silver price ratio for the relevant period.

First quarter total cost of sales, cash costs(iii), and AISC(iii) on a per GEO basis were $1,126, $698, and $1,045 respectively, in line with plan and consistent with comparative 2020 costs per GEO.

	For the three months ended March 31,
	2021	2020
GEO
Production (i)	231,988	221,746
Sales (i)	234,735	222,354
Per GEO sold data (ii)
Total cost of sales (iii)	$1,126	$1,141
Cash costs (ii)	$698	$694
AISC (ii)	$1,045	$1,032

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Gold and silver production for the quarter was as follows:

	For the three months ended March 31,
	2021	2020
Gold
Production (ounces) (i)	201,117	192,238
Sales (ounces) (i)	203,539	193,816
Per ounce data
Revenue	$1,793	$1,589
Average realized price (ii)(iv)	$1,793	$1,589
Average market price (v)	$1,798	$1,583
Silver
Production (ounces)	2,125,247	2,730,851
Sales (ounces) (vi)	2,130,185	2,671,139
Per ounce data
Revenue	$26.78	$18.16
Average realized price (ii)(iv)	$25.66	$17.47
Average market price (v)	$26.29	$16.94
(i)Included in the 2020 comparative period gold production figure is 2,974 of pre-commercial production ounces related to the Company's 50% interest in the Canadian Malartic mine's Barnat pit which achieved commercial production on September 30, 2020. Pre-commercial production ounces are excluded from sales figures, although pre-commercial production ounces that were sold during their respective period of production had their corresponding revenues and costs of sales capitalized to mineral properties, captured as expansionary capital expenditures.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.
(iii)Cost of sales consists of the sum of 'cost of sales excluding Depletion, Depreciation and Amortization' ("DDA") plus DDA.
(iv)Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales.
(v)Source of information: Bloomberg.
(vi)Included in the three months ended March 31, 2021 silver sales ounces are 335,699 ounces, delivered under the silver streaming arrangement (2020: 300,000)

HEALTH, SAFETY, ENVIRONMENT AND COMMUNITY RELATIONS

Health, safety, environment and community relations ("HSEC") programs are integrated into all our operations, development projects, and exploration programs. Yamana recognizes the importance of striving to meet and exceed its HSEC responsibilities and objectives, and the role these efforts have in delivering on the overall objective of creating value for all stakeholders.

The Company has actively responded to the global COVID-19 pandemic, demonstrating its commitment to environment, social and governance ("ESG") excellence in action and resilience. Consistent with its mission to mine precious metals profitably and responsibly, the Company is prepared to forego production as a way to safeguard its efforts to promote health, safety and well-being of its workforce and host communities.

The Company activated its crisis response team in the early phases of the COVID-19 outbreak, the members of which are the senior executives and operational leaders, to ensure it was in a position to take quick and decisive action in what remains a fluid and fast-moving environment. Some of the decisions and actions undertaken include:

•Restricting all employee travel and shifting to remote work arrangements at corporate and regional offices.
•Restricting visitors to the Company's mines.
•Increased prevention and screening procedures, including questionnaires, temperature checks and the use of COVID testing methodologies, for anyone seeking entry into a mine.
•Mandatory social distancing, including staggered meal times and shift changeovers to minimize the flow of people and facilitate rigorous social distancing.
•Increased cleaning and disinfecting procedures at all mines and offices.
•Increased support staff at on-site medical clinics at the Company's mines as a precautionary measure.
•Regular communications with medical experts and government authorities in every country where Yamana operates to ensure the proper precautions and training are in place to protect the health and safety of its employees, families, and host communities.
•Regular and active discussions with employees and union representatives to ensure they have input into health and safety precautions being implemented and that these measures and the reasons for them are well understood.
•Development of a detailed plan for a phased return to the Corporate and Regional offices.
•Working with host communities to develop and implement local crisis management plans.

Although the Company responded rapidly to the COVID-19 pandemic and has been successful in limiting the spread of COVID-19, there have been confirmed worker cases at site and in the communities surrounding the Company's operations. However, with the implementation of prevention, monitoring, testing, quarantine and contact tracing protocols, the Company has been able to isolate incidents of infection and limit their spread. The protocols implemented by the Company included contact
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tracing which allow each operation to rapidly identify any persons who may have come into contact with an individual who may have been infected, and to isolate and quarantine those persons, thereby limiting the spread of the infection. The individuals and those who have been in contact with the confirmed cases are then placed in in self-isolation. If at any point the Company determines that continuing operations poses an increased risk to its workforce or host communities, the Company will reduce operational activities up to and including placing operations on care and maintenance while continuing to manage critical safety and environmental activities and systems. While the number of persons in quarantine has not been significant, representing only a small portion of the workforce as aforementioned, everyone initially infected has recovered. In the first quarter of 2021, the number of employees infected with COVID-19 rose, primarily as a result of increasing cases globally and in the regions where employees reside. The increased caseloads detected at sites in the first quarter of 2021 was not significant and did not have any adverse effect on operations. Moreover, the Company continues to actively monitor the increase in caseloads in South America, government responses, and to work closely with local and regional governments to ensure prevention procedures are adhered to. We are also continuing our offers of healthcare assistance to local governments as they grapple with the increased caseloads.

Yamana has been deeply committed to supporting its host communities throughout the COVID-19 crisis, with a wide range of initiatives including, but not limited to, the donation of thousands of facemasks, hand sanitizers, medical equipment and other critical supplies. In Chile and Brazil, the Company has made site medical teams and/or ambulances available to support local health officials fighting COVID-19 on the front lines. In Argentina, the Company is working with officials to transfer more than 80 beds and other supplies from the Cerro Moro camp to a temporary hospital, which has been established as a contingency for treating any future local COVID-19 patients. And in Brazil, the Company has worked with local NGOs and small businesses to help shift their production from clothing to production of masks for employees and local community members. In Canada, Yamana has donated $150,000 to St. Joseph’s Hospital (Toronto) for their COVID-19 efforts, as well as $20,000 to each of Foodbanks Canada and Conquer COVID-19 Canada. In addition, Canadian Malartic has donated a sum of $30,000 to various community organizations focusing on food aid and other support services for community members. These are just a few examples of the efforts that the Company and its operations are making to support the host communities where it operates, with hundreds of thousands of dollars being allocated to the setting up of support funds for host communities in the coming weeks and months. Overall, the Company has contributed more than $1 million dollars to community-related COVID initiatives.

As a continuation of Yamana’s climate change actions, the Company has formally adopted a climate strategy, approved by the Board of Directors, to demonstrate the Company’s commitment to the transition to a low-carbon future. The strategy is underpinned by adoption of two high-level targets: a science-based 2°C scenario compared to pre-industrial levels and an aspirational net-zero 2050 target. The targets will be supported by the foundational work being performed throughout 2021 by the newly established multi-disciplinary Climate Working Group, to determine our emissions baseline, develop the Greenhouse Gas (“GHG”) abatement pathways required to achieve the 2°C scenario and establish preliminary, operations-specific roadmaps that describe abatement projects, estimated costs and schedules. These actions will help ensure that our long-range GHG reduction efforts are supported by practical and operationally focused short, medium and long-term actions to achieve the targets.

Other recent highlights relating to HSEC are as follows:

•The Company's Total Recordable Injury Rate was 0.42(i) after the first quarter of 2021.
•Minera Florida completed the participatory community engagement process of the Environmental Impact Assessment application. This engagement was completed largely through virtual platforms, due to COVID-related distancing requirements.
•Minera Florida and El Peñón received the COVID Seal from the Chilean Safety Association (ACHS), which certifies 100% compliance with virus prevention and control standards. Minera Florida and El Peñón were the first and second underground mining operations in the country, respectively, to receive this seal.

(i)Calculated on 200,000 exposure hours basis including employees and contractors.

FINANCIAL

For the three months ended March 31, 2021

Net earnings(i) for the three months ended March 31, 2021 were $54.7 million or $0.06 per share basic and diluted, compared to net earnings(i) of $45.0 million or $0.05 per share basic and diluted for the three months ended March 31, 2020. Net earnings(i) for the three months ended March 31, 2021 were negatively impacted by $12.5 million of items that management believes may not be reflective of current and ongoing operations and which may be used to adjust or reconcile input models in consensus estimates.

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	For the three months ended March 31,
(In millions of US Dollars; except per share amounts)	2021	2020
Non-cash unrealized foreign exchange losses (gains) (iii)	$3.6	$(11.5)
Share-based payments/mark-to-market of deferred share units	(3.2)	(0.5)
Mark-to-market (gains) losses on derivative contracts, investments and other assets and liabilities	(0.6)	2.7
Gain on discontinuation of the equity method of accounting	(1.1)	(21.3)
Temporary suspension, standby and other incremental COVID-19 costs	8.2	3.5
Other provisions, write-downs and adjustments (ii)(iii)	0.7	2.6
Non-cash tax on unrealized foreign exchange gains	6.5	30.6
Income tax effect of adjustments (iii)	—	(1.1)
One-time tax adjustments	(1.6)	(4.4)
Total adjustments - increase to net earnings (i)	$12.5	$0.6
Total adjustments - increase to net earnings (i) per share	$0.01	$—
(i)Net earnings represents net earnings attributable to Yamana Gold Inc. equity holders.
(ii)This balance includes, among other things, revisions in estimates and write-downs & provisions, or reversals of provisions, for items such as tax credits and legal contingencies.
(iii)Adjustments to net earnings represent amounts attributable to Yamana Gold Inc. equity holders.

COVID-19 costs are disclosed as part of mine operating earnings as temporary suspension, standby and other incremental COVID-19 costs. The Company anticipates that suspension and standby costs will be minimized prospectively. With increasing numbers of the population receiving the vaccine, the Company expects to see increasing immunity and corresponding decreasing caseloads, allowing for a gradual easing of our COVID-related controls and a reduction in associated costs toward the second half of 2021. However, there remains considerable uncertainty relating to COVID-19 which may lead to costs remaining at these levels or increasing rather than decreasing as currently contemplated. The breakdown of the expenditures incurred during the quarter are as follows:

	For the three months ended March 31,
(In millions of US Dollars; unless otherwise noted)	2021	2020
Temporary suspension, standby and other incremental COVID-19 costs
Canadian Malartic	$0.6	$1.0
Jacobina	0.3	—
Cerro Moro	4.8	1.0
El Peñón	1.4	0.3
Minera Florida	1.1	1.2
Total	$8.2	$3.5

The majority of COVID-19 related costs in the quarter were in association with incremental costs incurred versus costs associated with suspension and standby. Despite the aforementioned temporary suspension, standby, and other incremental COVID-19 costs, mine operating earnings increased by $50.2 million or 51% in the three months ended March 31, 2021 compared to the same quarter last year, primarily due to a strong precious metal price environment, and the exceptional operating performance from Canadian Malartic which greatly increased production and sales. For detailed analysis on individual mines refer to Section 4: Operating Segments Performance.

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Summary of Financial Results

	For the three months ended March 31,
(In millions of US Dollars; unless otherwise noted)	2021	2020
Revenue	$422.0	$356.5
Cost of sales excluding DDA	(163.9)	(154.3)
Gross margin excluding DDA	$258.1	$202.2
Depletion, depreciation and amortization ("DDA")	(100.4)	(99.4)
Temporary suspension, standby and other incremental COVID-19 costs	(8.2)	(3.5)
Mine operating earnings	$149.5	$99.3
General and administrative	(18.3)	(15.8)
Exploration and evaluation	(6.1)	(2.6)
Share of earnings (loss) of associates	0.9	(4.1)
Other operating (expenses) income, net	(12.4)	10.9
Operating earnings	$113.6	$87.7
Finance costs	(21.5)	(20.5)
Other (costs) income, net	(0.8)	13.5
Net earnings before income taxes	$91.3	$80.7
Income tax expense, net	(39.0)	(35.7)
Net earnings	$52.3	$45.0

Net earnings attributable to:
Yamana Gold Inc. equity holders	54.7	45.0
Non-controlling Interests	(2.4)	—
Per share data
Net earnings(i) per share - basic and diluted	$0.06	$0.05
Dividends declared per share	$0.0263	$0.0125
Dividends paid per share	$0.0263	$0.0100
Weighted average number of common shares outstanding (thousands)
Basic	962,071	951,058
Diluted	963,021	952,024
Cash flows (ii)
Cash flows from operating activities	$160.2	$129.4
Cash flows from operating activities before net change in working capital (iii)	$183.4	$164.6
Cash flows used in investing activities	$(104.3)	$(85.8)
Cash flows (used in) from financing activities	$(28.7)	$123.3
Net free cash flow (iii)	$123.5	$91.1
(i)Net earnings represents net earnings attributable to Yamana Gold Inc. equity holders.
(ii)For further information on the Company's liquidity and cash flow position, refer to Section 7: Financial Condition and Liquidity.
(iii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

Balance Sheet and Liquidity

As at March 31, 2021, the Company had cash and cash equivalents of $678.1 million and available credit of $750.0 million, for total available liquidity of approximately $1.4 billion. Cash balances include those held by the MARA project, which had a March 31, 2021 cash balance of $222.8 million.

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As at, (In millions of US Dollars)	March 31, 2021	December 31, 2020
Total assets	$8,500.3	$8,422.8
Total long-term liabilities	$2,629.1	$2,808.6
Total equity	$5,256.4	$5,172.3
Working capital (i)	$345.6	$476.2
Cash and cash equivalents	$678.1	$651.2
Debt (current and long-term)	$994.4	$993.8
Net debt (ii)	$539.1	$565.7
(i)Working capital is defined as the excess of current assets over current liabilities, which includes assets and liabilities classified as held for sale when applicable.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

Capital Expenditures

For the three months ended March 31,	2021	2020	2021	2020	2021	2020	2021	2020
(In millions of US Dollars)	Sustaining and other		Expansionary		Exploration		Total
Canadian Malartic	$19.5	$12.3	$5.3	$5.2	$3.1	$2.4	$27.9	$19.9
Jacobina	2.7	6.7	4.2	4.3	1.2	2.0	$8.1	$13.0
Cerro Moro	6.8	7.3	0.1	0.2	1.8	2.6	$8.7	$10.1
El Peñón	9.1	7.6	2.5	—	3.9	2.6	$15.5	$10.2
Minera Florida	4.0	2.6	5.0	3.2	1.1	1.6	$10.1	$7.4
Other	0.2	0.4	4.9	3.5	4.8	2.5	$9.9	$6.4
Total	$42.3	$36.9	$22.0	$16.4	$15.9	$13.7	$80.2	$67.0

2.    CORE BUSINESS, STRATEGY AND OUTLOOK

Yamana Gold Inc. (“Yamana” or the “Company”) is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas. Yamana has a strong 10-year base case outlook with a sustainable production platform of 1 million GEO per year through 2030. Production will be underpinned by continued operational success at the Company’s existing operations, which have consistently replaced mineral reserves above depletion.

The Company is listed on the Toronto Stock Exchange (trading symbol "YRI"), the New York Stock Exchange (trading symbol "AUY"), and the London Stock Exchange (trading symbol "AUY").

The Company’s principal mining properties comprise the Jacobina mine in Brazil, the Canadian Malartic mine (50% interest) in Canada, the El Peñón and Minera Florida mines in Chile and the Cerro Moro mine in Argentina. On January 21, 2021 the Company completed the acquisition of the Wasamac property, a high-quality project with a significant mineral reserve and mineral resource base and excellent potential for further expansion, adding to Yamana’s pipeline of organic opportunities, significantly enhancing the Company’s future growth prospects. Following the finalization of the integration agreement in the fourth quarter of 2020, the Company also owns a 56.25% interest in the MARA Project, a large-scale copper, gold, silver and molybdenum project located in the province of Catamarca, Argentina. For full details on the Wasamac property acquisition and the MARA Project integration agreement, please refer to Section 5: Construction, Development and Other Initiatives.

Over the years, the Company has grown and generated value through strategic acquisitions and portfolio optimizations, and by pursuing organic growth to increase cash flows and unlock value at existing mines and development assets. Looking ahead, the Company’s primary objectives include the following:

•Continued focus on the Company’s operational excellence program, advancing near-term and ongoing optimizations related to production, operating costs, and key performance objectives in Health, Safety, Environment and Community or ESG. Underpinning this performance is our "One Team, One Goal: Zero" vision, which reflects the Company's commitment to zero harm to employees, the environment and host communities near its operations.

•Increasing mine life at the Company’s existing operating mines through exploration targeted on the most prospective properties. The Company does not rely exclusively on proven and probable mineral reserves at any point to determine mine life as that would undervalue and misrepresent the potential of its operations. Similarly, the Company does not rely
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solely on a reserve life index to the exclusion of other measures to determine mine life, as the Company believes there are other factors that determine mine life. Where possible, the Company endeavours to increase mineral reserves early in the mine life, although the Company recognizes that often it is more cost effective and technically efficient to progressively extend mine life as, and when, mine development is advancing. This is particularly true for underground mines and prospects. The Company believes that to rely exclusively at any given point on proven and probable mineral reserves does not give sufficient allowance for discovery of new mineral resources, history of conversion of mineral resources to mineral reserves and exploration potential. This is particularly true for El Peñón and Minera Florida for which the Company gives considerable allowance for mine life that is well in excess of mineral reserves, given the aforementioned factors of new discovery of mineral resources, historical conversion of mineral resources to mineral reserves and significant exploration potential. This will likely be true for the underground at Canadian Malartic, which today carries substantial mineral resources and not mineral reserves. Additionally, the underground at Canadian Malartic has significant potential to extend the mine life considerably.

•Maximizing the overall value of the Company as an enterprise, cash flows and free cash flows, and cash returns on invested capital, first on producing and then non-producing assets:
◦Within the producing portfolio, attention remains focused on per share measures related to the growth and quality of mineral reserves and mineral resources for mine life extensions and scope for throughput increases, metal grade and recovery improvements, and cost reductions that are expected to improve margins and cash flows.

•Maximizing cash returns to shareholders by delivering sustainable dividends, on the basis of dividends per GEO produced, resulting from disciplined management of financial resources and capital allocation:
◦The Company has employed a gradual and progressive approach to dividend increases as the Company’s cash balances continue to increase from free cash flow, and successful and continuing initiatives to monetize its portfolio of non-producing assets and financial instruments;
◦The Company anticipates that future dividend increases above the floor of $100 per GEO, established in the fourth quarter of 2020, will be based entirely on the cash flow and cash generation capacity of the Company. As its cash flows and cash balances increase, its dividend will rise correspondingly as a percentage of cash flows and commensurate with increasing cash balances from cash flows and sources that supplement cash flows;
◦Consistent with its dividend policy and sustainability objectives, the Company has sufficient cash reserves on hand to support payment of the dividend at the increased level for three years. The cash reserve fund provides the Company with the flexibility to pay the dividend at the new floor for an extended period even in a bottom of cycle gold price environment;
◦The Company will continue to engage regularly with investors to ensure it is maintaining an optimal balance between the dividend amount payable and dividend sustainability;
◦Following the Company's initial capital spending and development phase from 2003 to 2006, the Company has consistently paid dividends since 2007. As of the date of this MD&A, dividends have aggregated to over $1 billion paid over 14 years.

•Consistently optimize the Company's financial position to create financial flexibility, allowing the Company to execute on its business plan, deliver against objectives and increase shareholder value. The Company successfully improved its financial flexibility with the repayment of $856.0 million over the past 2 years across senior notes issued in March 2012, senior notes issued in March 2012 and June 2013 on a pro rata basis and indebtedness under the Company’s senior notes issued in June 2014 and December 2017 and indebtedness under the revolving credit facility.

•Advancing the Company’s generative exploration program for the next generation of Yamana mines:
◦Advance the Company’s most advanced exploration projects;
◦Pursue exploration and drilling programs at highly-prospective, early stage projects in the Company’s existing portfolio;
◦Expand the Company’s exploration portfolio through evaluations and targeted land acquisition.

•For strategic assets in the portfolio, the focus is to assess the best path for creation of value for shareholders, including advancing development projects through exploration, technical/financial reviews, studies and optimizations, permitting and community engagement, and/or considering strategic alternatives to realize returns from these strategic assets. This may include developing the assets through a joint venture or other strategic arrangements, or through monetization.

•Advancement of the MARA Project, and along with our partners, determining the merits of the advancement of the Suyai Project. Please refer to Section 5: Construction, Development and Other Initiatives for further details on the status and advancement plans for these assets and others.

Investment and Exploration Strategy

A further primary objective of the Company, although one with an intermediate to longer-term time horizon, is the advancement of its generative exploration program. The Company has an extensive exploration portfolio with well-defined exploration prospects and organic growth opportunities in all jurisdictions, with more advanced opportunities in Canada and Brazil. The objective of the
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generative exploration program is to advance at least one project to achieve mineral reserve and mineral resource inventories of at least 1.5 million gold equivalent ounces which the Company considers large enough to support a mine plan with annual gold production of approximately 150,000 ounces for at least eight years.

The Company is continuously reviewing its capital allocation strategy, and exploring options for funding such projects that do not draw on free cash flows. Funding strategies include, but are not limited to, proceeds from the monetization of non-cash producing assets or non-core assets that do not meet the Company's precious metal and scale requirements and, where applicable, flow-through funding arrangements. Funds are allocated to develop promising internal opportunities for organic growth through exploration and provide long term growth.

To assess these opportunities, the Company relies on an experienced local exploration team that operates in its established jurisdictions and other favourable districts in North and South America.

Every project in the generative exploration program has had some drilling, with some projects more advanced than others. At Lavra Velha in Brazil and Monument Bay in Canada, the Company has identified mineral resources in various categories. In the case of Monument Bay, the Company is further advancing the evaluation and definition of high-grade ore shoots at depth at the Twin Lakes target as part of an assessment considering the project as an underground mine. Approaching the Twin Lakes target as a potential underground project is an economically attractive alternative to the open pit scenario with lower capital (due to the higher investment required to develop a large tonnage, low grade, open pit mine), reduced environmental footprint, and clear upside exploration potential. An expansion drill program on the targets is underway. For more details, please refer to Section 6: Exploration.

The Company will also, from time to time, make investments to advance prospective exploration projects and more mature projects where it can provide value-added guidance either from the Company's exploration or technical services groups.

As a complement to the advancement of the internal exploration opportunities, the Company will consider the acquisition of earlier stage development assets or companies that align with Yamana's objectives for capital allocation and financial results, jurisdiction, geology and operational expertise. Such opportunities will typically be funded through internal resources, meet minimum return levels that far exceed cost of capital and would meet the Company's minimum requirements to achieve mineral reserve and mineral resource inventories, mine life and per year production rate. Furthermore, preference would be given to geological and operational characteristics where the Company has an identified expertise and excellent opportunities for value enhancement. Such opportunities would also extend an existing regional presence or lead to that longer-term objective. Although the Company has an established portfolio of early-to-later-stage organic growth projects, the Company also considers it prudent to consider opportunities to extend regional presences in quality jurisdictions that offer geological and operational synergies and similarities to its current portfolio of assets.

From time to time, the Company’s strategy includes holding investments in prospective companies. This may be for several reasons such as the disposition of certain assets for shares or in other cases, resulting from an investment for portfolio purposes. The ownership of shares in the Nomad Royalty Company is an example of the former. An investment may also give the Company an opportunity to further evaluate related opportunities. Normally, these investments are held through a cycle, although are otherwise treated as any other portfolio investments. The acquisition by the Company of 24 million shares of Ascot Resources Ltd. ("Ascot") subsequent to quarter end, representing 6.4% of the outstanding shares, for aggregate consideration of $16.5 million is an example of the latter.

3.    REVIEW OF FINANCIAL RESULTS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

Revenue

In the three months ended March 31, 2021, revenue was $422.0 million compared to $356.5 million in the same period in 2020. The 18% increase was attributable to both higher sales volumes in the current quarter as well as higher realized prices for both gold and silver compared to the first quarter of 2020.

For a cautionary note on non-GAAP performance measures and a reconciliation to average realized prices, refer to Section 11: Non-GAAP Performance Measures.

Cost of Sales Excluding DDA

Cost of sales excluding DDA increased $9.6 million or 6%, compared with the same quarter in prior year, commensurately increasing as result of higher GEO production and sales levels, in line with plan.

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Depletion, Depreciation and Amortization (DDA)

Overall, total DDA expense was relatively consistent when compared to the same period in 2020, increasing only $1.0 million or 1%. More notable movements in DDA from the prior period were seen in the increase in DDA at Canadian Malartic due to the higher sales volumes in the current period, given prior period volumes were impacted by the government mandated suspension of operations in March 2020, and lower DDA at Cerro Moro which has a lower depletable cost base following the impairment write down at December 31, 2020.

General and Administrative

General and administrative ("G&A") expenses include expenses related to management of the business that are not part of direct mine operating costs. In the three months ended March 31, 2021, G&A expenses were $2.5 million higher than in the same period in 2020.

Exploration and Evaluation

Exploration and evaluation expenses of $6.1 million for the three months ended March 31, 2021 were higher than in 2020 due to increased expenditures resulting from the generative exploration program. The program is focused on advancing projects in Yamana’s portfolio, while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects. For more information please refer to Section 6: Exploration.

Share of Earnings/loss of Investments in Associates

The Company's investment in associate at March 31, 2021 comprised of its investment in Nomad Royalty Company, with the Company's share of earnings from this associate in the three months ended March 31, 2021 being $0.9 million. For the same period in 2020, the Company recorded a share of loss of associate of $4.1 million, which represented Yamana's share of its then associate Leagold's loss for the period. On March 10, 2020, Leagold merged with Equinox and as a result of its reduced shareholding in the combined entity Yamana ceased to have significant influence in the investee, and therefore, discontinued equity accounting for the investment using the equity method from this date.

Other Operating Expenses/income

In the three months ended March 31, 2021, the Company recorded other operating expenses of $12.4 million compared to other operating income of $10.9 million for the same period in 2020. Operating expenses are comprised primarily of contributions to social and infrastructure development priorities in jurisdictions where the Company is active, business development related costs, care and maintenance expenses, changes in provisions, and mark-to-market adjustments on financial assets and liabilities. The largest component of the current period expense is related to care and maintenance expenditures at the MARA project in relation to the Alumbrera facilities of $7.0 million, of which, only 56.25% is attributable to Yamana shareholders. The income position in the prior period was primarily driven by a $21.3 million gain on discontinuation of the equity method of accounting, associated with the change in the status of the Company's investment in Leagold when Leagold merged with Equinox Gold in March 2020, as discussed above.

Finance Costs

Finance costs were relatively consistent with the comparative quarter, as expected, increasing $1.0 million or 5% in the three months ended March 31, 2021 compared to the same period in 2020. The increase is primarily due to the unwinding of interest on asset retirement obligations, interest on lease liabilities and amortization of deferred financing, bank, financing fees and other finance costs, partially offset by the decrease in the Company's interest expense on outstanding senior notes, which has decreased from the comparative period due to lower outstanding gross debt.

Other Income/costs

Other costs were $0.8 million in the three months ended March 31, 2021, compared to other income of $13.5 million in the comparative period. Other income/costs is comprised primarily of unrealized gains and losses on derivatives and foreign exchange and, given the nature of these items, is expected to fluctuate from period to period. The net income result in the prior period was primarily due to unrealized foreign exchange gains.

Income Tax Expense

The Company recorded an income tax expense of $39.0 million for the three months ended March 31, 2021 compared to an income tax expense of $35.7 million for the three months ended March 31, 2020. The income tax provision reflects a current income tax expense of $26.1 million and a deferred income tax expense of $12.9 million, compared to a current income tax expense of $17.3 million and a deferred income tax recovery of $18.4 million for the three months ended March 31, 2020.

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Included in the income tax expense is the non-recognition of deferred tax assets of $6.1 million for the three months ended March 31, 2021 compared to the non-recognition of deferred tax asset of $3.5 million for the three months ended March 31, 2020. The income tax expense also includes mining taxes of $12.9 million for the three months ended March 31, 2021, compared to mining taxes of $9.3 million in the three months ended March 31, 2020. An amount of $4.0 million was included in the income tax expense for the three months ended March 31, 2021 relating to the Chile dividend tax compared to a reduction of $8.3 million for the three months ended March 31, 2020 relating to the reduction of the tax rate on the Chile dividends.

QUARTERLY FINANCIAL SUMMARY

For the three months ended	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,
(In millions of US Dollars, except per share amounts)	2021	2020	2020	2020	2020	2019	2019	2019
Financial results
Revenue	$422.0	$461.8	$439.4	$303.4	$356.5	$383.8	$357.8	$463.5
Net earnings(i)	$54.7	$103.0	$55.6	$—	$45.0	$14.6	$201.3	$14.1
Net earnings(i) per share - basic and diluted	$0.06	$0.11	$0.06	$—	$0.05	$0.02	$0.21	$0.01
(i)     Net earnings represents net earnings attributable to Yamana Gold Inc. equity holders.

4.    OPERATING SEGMENTS PERFORMANCE

CANADIAN MALARTIC (50% interest), CANADA

Canadian Malartic is an open pit gold mine, located in the Abitibi region of Quebec, Canada. The Company and its partner, Agnico Eagle Mines Limited ("Agnico"), each own 50% of Canadian Malartic General Partnership (the "Partnership").

	For the three months ended March 31,
Key Performance Information	2021	2020
Operating
Ore mined (tonnes)	2,598,853	3,035,849
Waste mined (tonnes)	1,426,885	2,653,715
Ore processed (tonnes)	2,631,328	2,456,285
GEO (i)
Production (ounces) (ii)	89,550	64,763
Sales (ounces) (ii)	88,193	66,393
Feed grade (g/t)	1.18	0.94
Recovery rate (%)	89.6	86.9
Total cost of sales per GEO sold	$1,069	$1,192
Cash costs per GEO sold (iii)	$595	$717
AISC per GEO sold (iii)	$871	$948
DDA per GEO sold	$474	$475
Financial (millions of US Dollars)
Revenue	$158.7	$105.4
Cost of sales excluding DDA	(52.5)	(47.6)
Gross margin excluding DDA	$106.2	$57.8
DDA	(41.8)	(31.5)
Temporary suspension, standby and other incremental COVID-19 costs	(0.6)	(1.0)
Mine operating earnings	$63.8	$25.3
Capital expenditures (millions of US Dollars)
Sustaining and other	$19.5	$12.3
Expansionary (ii)	$5.3	$5.2
Exploration	$3.1	$2.4
(i)GEO information relates to gold.
(ii)Included in the 2020 comparative period gold production figure is 2,974 of pre-commercial production ounces related to the Company's 50% interest in the Canadian Malartic mine's Barnat pit which achieved commercial production on September 30, 2020. Pre-commercial production ounces are excluded from sales figures, although pre-commercial production ounces that were sold during their respective period of production had their corresponding revenues and costs of sales capitalized to mineral properties, captured as expansionary capital expenditures.
(iii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

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Canadian Malartic had an exceptional first quarter, with production exceeding plan and greatly exceeding the comparative period in 2020 due to higher grade and recoveries from the ore found deeper in the Malartic pit. Additionally, during the month of January, the mine achieved record tonnes mined in a month. Canadian Malartic completed the overburden removal at Barnat during the first quarter as planned, with topographic drilling and blasting on track to be completed by the third quarter of 2021 as planned. Throughout the course of 2021 the mine will continue its transition from the Malartic pit to the Barnat pit. The Company expects higher stripping than previous years in association with Barnat, and this increased stripping is expected to normalize over the following years. Additionally, the Company is undertaking the required pit pushback to obtain the optimized ounces as per the revised open pit design, which resulted in an increase of approximately 150,000 of gold mineral reserves on a 50% basis.

Total cost of sales, cash costs(iii) and AISC(iii) on a per GEO basis were lower than plan and the comparative period, a result of higher production in the current year, and fixed production costs being distributed over less ounces in the prior year. The increase in sustaining capital was as planned in the current versus comparative periods, due to the aforementioned increase in stripping. The higher per GEO and absolute DDA observed in the first quarter was primarily driven by the declaration of commercial production on Barnat in the second half of 2020, upon which depletion of the deposit commenced.

Impressive technical study results were obtained in early February of 2021, and the Company and its partner made a positive construction decision of the Odyssey project at Canadian Malartic, with first production from the Odyssey South deposit expected in 2023. A NI 43-101 technical report for the Canadian Malartic operation was completed in March 2021, which includes a full summary of the Odyssey underground project. The project demonstrates robust economics, a significant increase in mineral resources, and a mine life extension to at least 2039. As Canadian Malartic transitions from open pit to underground mining, underground production will offset a significant portion of the corresponding decline in open pit production. On a 100% basis, production from open pit mining from 2021 through 2028 is expected to be approximately 3.9 million ounces with annual production trending lower on a yearly basis to approximately 123,000 ounces by 2028. Whereas the Company had originally considered a production platform conservatively in the range of 450,000 ounces per year, the mine plan now supports annual gold production of 500,000 to 600,000 ounces when fully ramped up on a 100% basis. Further extension of the mine life beyond 2039 provides additional upside, with several opportunities under evaluation. The project mine plan currently only includes 0.4 million ounces of the project’s 0.8 million ounces of Indicated Mineral Resources and 6.9 million ounces of the project’s 13.5 million ounces of Inferred Mineral Resources. The upside is expected to be realized through infill drilling to improve geological confidence, exploration drilling to extend known deposits and make new discoveries and engineering, especially close to historical underground excavations and at depth at East Malartic.

Construction of surface infrastructure and the portal in preparation for development of the ramp started in August 2020. The Company and its partner completed the construction of the mine office and surface facilities in the fourth quarter of 2020, to support the development, and further advanced the development of the exploration ramp into Odyssey and East Malartic. The exploration ramp is designed to mine their respective upper zones and provide further exploration access to allow tighter drill spacing to further define the mineral resource base. These activities are coincident with headframe construction and shaft sinking. The new ramp will also provide the ability to carry out bulk sampling of 40,000 tonnes of mineralization. The budget for the ramp on a 50% (and 100%) basis is $11.7 million ($23.4 million) for 2021. Ramp development work advanced according to plan during the first quarter of 2021 with approximately 362 linear metres of development completed, reaching a depth of 74 metres below surface. Development of the exploration ramp is anticipated to take approximately two years to complete, with the first drilling platform to be established in the third quarter of 2021.

Additionally, overburden excavation and grouting were completed to prepare for construction of the production shaft and headframe. Construction on the headframe foundation is expected to start in the second quarter of 2021. The shaft is envisioned to have a 6.4-metre diameter and be 1.8 kilometres deep, with a hoisting capacity of approximately 20,000 tpd. As noted, the Company’s current expectation is that production from Odyssey South will begin in 2023 from the ramp, while the Company sinks the shaft to East Gouldie, with a goal to start production from East Gouldie in 2027. The Odyssey project will utilize a transverse long hole stoping mining method with primary and secondary stopes and paste backfill to fill the voids, a proven mining method in the region. On a 100% basis, average annual payable gold production is expected to be approximately 545,400 ounces from 2029 to 2039 with total cash costs per ounce of approximately $630 per ounce. Sustaining capital from 2029 to 2039 is expected on a 50% (and 100%) basis to average approximately $27.9 million ($55.8 million) per year.

The project requires modest capital in any given year which is manageable and fully funded using Canadian Malartic's cash on hand and free cash flow generation, and no external funding is required. Initial capital expenditures and other growth capital expenditures, on a 50% (and 100%) basis, are as follows in millions of dollars: $56.9 ($113.8), $102.0 ($204.0) and $68.4 ($136.8) for 2021 through 2023 respectively, an average of $81.9 ($163.8) per year from 2024 through 2026, and $104.5 ($209.0) and $90.2 ($180.3) during 2027 and 2028, respectively. Furthermore, underground gold production during the 2021 to 2028 construction period is expected to start in 2023 and total on a 50% (and 100%) basis 466,000 (932,000) ounces at cash costs of approximately $800 per ounce. Although the aforementioned costs do not include any offsetting net proceeds from pre-commercial production due to upcoming amendments to the relevant accounting standard(iv),which represents a practical consequence of IFRS application, net proceeds from the sale of these ounces would significantly reduce the cash requirements for the construction of the project which, assuming the gold price used in the financial analysis for the project of $1,550 per ounce, would reduce the projected capital requirements in half.

For full details on the construction decision, please refer to Section 5: Construction, Development and Other Initiatives.
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The main focus of exploration during the first quarter was to provide support for an aggressive infill drill program at East Gouldie, where ten diamond drill rigs completed 23,400 metres of 141,400 metres planned 2021 program. The main objective of the 2021 drilling program is to infill the core area of the inferred resource to 75 metre drill spacing from the current 150 metres spacing, as well as to provide further step out and exploration drilling. Exploration also continued on Rand and East Amphi with 7500 metres drilled in the quarter.

East Gouldie, discovered in late 2018 at underground depths approximately 1.5 kilometres east of the Canadian Malartic/Barnat open pit and south of the underground East Malartic and Odyssey zones, has a strike length of approximately 1,400 metres in an east-west direction and dips 60 degrees to the north, extending from 700 metres to 1,900 metres depth below surface. Mineralization remains open to depth and to the east. The zone dips toward the East Malartic zone, and may converge with East Malartic at depth. As of December 31, 2020, East Gouldie was estimated to contain inferred mineral resources of 6.4 million ounces of gold, with Yamana’s 50% interest representing 3.2 million ounces of gold contained in 31.5 million tonnes grading 3.17 g/t gold.

The infill program continues to generate excellent results demonstrating consistent grades and widths throughout the mineralized zone, further demonstrating the high quality nature of the reported inferred resource. Notable infill results reported as uncapped gold grades over estimated true widths, include drill hole MEX19-153W, 58.6 metres grading 3.7 g/t of gold, including 11.2 metres grading 7.0 g/t of gold; hole MEX20-166A, reporting 22.6 metres grading 6.4 g/t of gold, including 6.8 metres grading 8.7 g/t of gold; and drill hole MEX20-191W, 13.7 metres grading 11.2 g/t of gold, including a 7.1 metres interval grading 17.7 g/t of gold.

Drilling beyond the inferred resource to the east has also produced excellent results, notably in drill hole MEX20-193 which intersected two closely spaced estimated true width interval, of 4.3 g/t of gold over 8.7 metres and 6.7 g/t of gold over 6.3 metres (uncapped), demonstrating the potential for further resource growth east of the current resources.

Exploration drilling conducted on the Rand property in the first quarter targeted the projected down plunge extension of the East Gouldie zone, with the first hole testing an area located greater than one kilometre to the east of and down plunge of the current East Gouldie inferred mineral resource. Drill hole RD21-4680A, the initial hole into this target, generated excellent results, intersecting 2.7 g/t gold over an estimated true width of over 10.9 metres at 1,995 metres depth, including 3.1 g/t over 7.2 metres at 1,993 metres depth. This mineralized interval is located on the projection of the East Gouldie plane and exhibits a similar mineralization style to East Gouldie, with disseminated pyrite associated with sheared and altered metasedimentary rock. This new intercept is located 970 metres east of the easternmost drill hole completed to date into the East Gouldie mineralized envelope and 1,150 metres from the current eastern limit of the East Gouldie mineral resources reported at year-end 2020. The Company considers this results significant as it opens the possibility for significant expansion of the East Gouldie zone to the east.

The above intercept in Hole RD21-4680A is within the Canadian Malartic property and only 120 metres west of the boundary with the contiguous Rand Malartic property. Exploration will continue with wide step out drilling planned on both the Rand Malartic and Canadian Malartic properties to define the extent of the new mineralized zone in this area.

Notable drill intercepts were reported in the April 28, 2021 press release 'Yamana Gold Reports Strong First Quarter 2021 Production Results and Cash Flows; Canadian Malartic and Minera Florida Post Standout Quarters; Jacobina Achieves All-Time Monthly High Production In March; Adopts Comprehensive Tailings Management Strategy at Jacobina That Includes Hydraulic Backfill; Identifies Potentially Significant Extension To East Gouldie Zone'.

The Partnership acquired a 100% interest in the 262-hectare Rand Malartic property in March 2019 from NSR Resources for $5 million, with NSR Resources retaining a 2% net smelter return royalty that can be bought back in its entirety by the Partnership for $7 million prior to March 26, 2022.

In 2021, the Company expects to spend $11.9 million (50% basis) for 141,400 metres (100% basis) of exploration and conversion drilling on the Odyssey underground project to improve confidence in the mineral resource and to refine the geological model. The Company expects to spend a further $3.2 million (50% basis) on 32,000 metres (100% basis) of exploration drilling in 2021 to test other regional targets at Canadian Malartic, including the Rand Malartic and East Amphi properties.

(iv)The amendment to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use, effective from 2022, prohibits entities from deducting amounts received from selling items produced from the cost of property, plant and equipment while the Company is preparing the asset for its intended use.
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JACOBINA, BRAZIL

Jacobina is a complex of underground gold mines located in Bahia state, Brazil.

	For the three months ended March 31,
Key Performance Information	2021	2020
Operating
Ore mined (tonnes)	600,274	605,991
Ore processed (tonnes)	614,318	596,146
GEO (i)
Production	43,102	43,938
Sales	42,959	43,506
Feed grade (g/t)	2.25	2.39
Recovery rate (%)	96.8	96.1
Total cost of sales per GEO sold	$912	$781
Cash costs per GEO sold (ii)	$643	$513
AISC per GEO sold (ii)	$770	$760
DDA per GEO sold	$269	$268
Financial (millions of US Dollars)
Revenue	$76.8	$69.3
Cost of sales excluding DDA	(27.6)	(22.3)
Gross margin excluding DDA	$49.2	$47.0
DDA	(11.6)	(11.7)
Temporary suspension, standby and other incremental COVID-19 costs	(0.3)	—
Mine operating earnings	$37.3	$35.3
Capital expenditures (millions of US Dollars)
Sustaining and other	$2.7	$6.7
Expansionary	$4.2	$4.3
Exploration	$1.2	$2.0
(i)GEO information relates to gold.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.
Jacobina production during the first quarter of 2021 was in line with plan and comparable to the same period in 2020, with the mine achieving a record monthly production during March with 16,348 ounces of gold. Mill throughput for the quarter was above plan, at recovery rates and grade as expected. Given the success of Phase 1, the Company has begun to further optimize Phase 1 with the goal of optimizing gold recovery at 96% to 97% while maintaining the higher throughput rate. During the first quarter, the tailings disposal pipeline was optimized to allow for additional throughput. In addition, the Falcon gravimetric concentrator and cyclones were installed and commissioned, while the Knelson gravimetric concentrator is on schedule to be commissioned in the second quarter, both of these improvements are expected to increase the recovery of gold in the gravity circuit. For further information on Phase 1, Phase 2 and a new conceptual study on Phase 3, as well as the positive results of the backfill plant feasibility study at Jacobina please refer to Section 5: Construction, Development and Other Initiatives.

Total cost of sales, cash costs(ii) and AISC(ii) on a per GEO basis were in line with plan in the first quarter of 2021. AISC(ii) benefited due to the timing of exploration spend, which saw lower activity in the first quarter, and is expected to ramp up in the second quarter. Underground mine development work is in line with the mine plan at 1,500 metres per month, to sustain the current production rate of 6,800 tpd with sufficient operational flexibility.

During the first quarter approximately 6,776 metres of drilling were completed at Jacobina, including 21 drill holes totaling 5,251 metres of infill drilling to convert inferred mineral resources to indicated mineral resources, and six drill holes totaling 1,525 metres of exploratory drilling, dedicated to defining new potential resources in the near mine setting.

The infill program focused on delineation of new indicated resources in higher-grade areas of the mine (minimum 1.0 g/t (gram per tonne) of gold cut off), targeting higher grade inferred resource areas (average grade in block model above 3.0 g/t of gold), located around the current development. Infill drilling during the first quarter was executed between the Canavieiras Central and South mines (Connector zone), Main Reef at Morro do Vento and at João Belo south Extension. Positive intercepts were obtained at the Canavieiras South and Central Connection, continuing to build on positive results previously reported at this sector, while assay results were pending at both Morro do Vento and João Belo south Extension, where visible gold was reported in drill core.

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Exploration drilling activity at Jacobina in the first quarter focused on testing and drill delineation of new zones in near-mine areas at João Belo Sul, Morro do Vento Leste and at Morro do Cuscuz Leste. Positive results were returned from João Belo Sul, with results pending at Morro do Vento Leste and Morro do Cuscuz Leste.

CERRO MORO, ARGENTINA

Cerro Moro is an underground and open pit gold-silver mining operation, located in the province of Santa Cruz, Argentina.

	For the three months ended March 31,
Key Performance Information	2021	2020
Operating
Ore mined (tonnes)	76,642	87,303
Waste mined (tonnes)	953,167	1,135,422
Ore processed (tonnes)	92,296	92,939
GEO (i)
Production	35,240	33,641
Sales	34,876	31,711
Total cost of sales per GEO sold	$1,166	$1,640
Cash costs per GEO sold (ii)	$784	$929
AISC per GEO sold (ii)	$1,114	$1,333
DDA per GEO sold	$382	$711
Gold
Production (ounces)	16,210	18,743
Sales (ounces)	16,113	17,624
Feed grade (g/t)	5.79	6.76
Recovery rate (%)	94.3	92.8
Silver
Production (ounces)	1,309,103	1,374,941
Sales (ounces)	1,286,033	1,283,172
Feed grade (g/t)	484.43	487.97
Recovery rate (%)	91.1	94.3
Financial (millions of US Dollars)
Revenue	$64.0	$52.8
Cost of sales excluding DDA	(27.3)	(29.5)
Gross margin excluding DDA	$36.7	$23.3
DDA	(13.3)	(22.5)
Temporary suspension, standby and other incremental COVID-19 costs	(4.8)	(1.0)
Mine operating earnings (loss)	$18.6	$(0.2)
Capital expenditures (millions of US Dollars)
Sustaining and other	$6.8	$7.3
Expansionary	$0.1	$0.2
Exploration	$1.8	$2.6
(i)GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 68.84 for the three months ended March 31, 2021 and 94.23 for the three months ended March 31, 2020.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

Cerro Moro production was in line with plan for the first quarter, as the mine returned to a more normalized activity following COVID-19 challenges in the prior year. Silver once again dominated the quarter for Cerro Moro, resulting from strong silver feed grades, fully offsetting the reduction in gold production, ultimately resulting in GEO achieving plan. The mine and processing plant are currently running at full capacity, however, COVID-19 continues to present a risk of further disruptions, particularly during the first half of the year. The opening of more mining faces and transition to more mill feed coming from underground ore, at higher grades than the open pit ore, continued in the quarter with Zoe contributions becoming more prevalent in the second half of March. This trend will continue throughout 2021, with most of the ore to plant coming from Escondida Far West, Zoe, Escondida Central and Escondida West.

The availability of personnel is anticipated to improve as we move through 2021 and the transition to the underground ore will increase mining flexibility, particularly in the second half of 2021, this is expected to account for higher gold production than the first half with the ore milled returning to reserve grade. Over the past year, Cerro Moro has optimized the operation of the
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processing plant to increase daily throughput to approximately 1,100 tpd. The mine saw improved linear development performance during the quarter and will continue to improve throughout the year, further supporting the much higher second half of 2021 production profile.

Total cost of sales, cash costs(ii) and AISC(ii) on a per GEO basis during the first quarter were lower than plan and the comparative period in 2020, as a result of lower absolute costs resulting from operational optimizations and efficiencies, as well as higher GEO production. The lower absolute DDA and DDA per GEO resulted from a lower fixed asset cost base subsequent to the $369.0 million impairment recorded in 2020.

Despite the challenges primarily related to COVID-19, exploration advanced with the completion of 8,901 metres of delineation drilling in 58 drill holes, and 2,895 metres of exploration drilling in seven drill holes. In addition, 1,961 metres of scout drilling in six holes tested regional targets during the quarter. Infill drilling utilizing two dedicated rigs is planned to begin in May, focusing on several sectors, including Escondida Far West, Escondida West, Martina, Veronica, Gabriela, Nini North, Nini Central, and Naty, targeting high quality inferred underground and open pit resources. Positive infill drilling results were received during the first quarter of 2021 from drilling completed at Naty in the fourth quarter of 2020.

Exploration drilling in the first quarter continued to be focused along the core mine Escondida-Zoe structural corridor, where several targets remain open for expansion. Drilling was completed at Escondida Central, Escondida West, Martina and Zoe. At Zoe, exploration drilling returned positive intercepts, extending mineralization more than 150 meter down dip. These results continue to expand the mineral envelope at depth down plunge, where mineralization remains open for further expansion. Results are pending for additional deep drilling at Zoe, with multiple visually positive intercepts noted.

Several regional targets were advanced during the first quarter, through geological mapping, soil and rock sampling and completion of 1,961 metres of scout drilling. Positive drill intercepts were obtained at new target areas along the Escondida trend (Cassius target) and at drilling completed 3.8 kilometres northeast of Naty. Regional surface work comprising geological mapping, soil and rock sampling, continued at several additional targets, including El Laurel, Los Condores, La Juanita, Domos La Union and Michelle South, with several promising targets being developed.

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EL PEÑÓN, CHILE

El Peñón is a gold-silver mine located approximately 160 kilometres southeast of Antofagasta in northern Chile.

	For the three months ended March 31,
Key Performance Information	2021	2020
Operating
Ore mined (tonnes)	250,970	264,725
Ore processed (tonnes)	335,341	322,972
GEO (i)
Production	43,277	56,841
Sales	46,009	57,274
Total cost of sales per GEO sold	$1,221	$944
Cash costs per GEO sold (ii)	$785	$606
AISC per GEO sold (ii)	$1,103	$829
DDA per GEO sold	$435	$338
Gold
Production (ounces)	31,437	42,230
Sales (ounces)	33,576	42,822
Feed grade (g/t)	3.08	4.30
Recovery rate (%)	93.6	94.5
Silver
Production (ounces)	816,144	1,355,910
Sales (ounces)	844,152	1,387,967
Feed grade (g/t)	86.22	149.11
Recovery rate (%)	87.5	87.0
Financial (millions of US Dollars)
Revenue	$81.8	$91.9
Cost of sales excluding DDA	(36.1)	(34.7)
Gross margin excluding DDA	$45.7	$57.2
DDA	(20.0)	(19.3)
Temporary suspension, standby and other incremental COVID-19 costs	(1.4)	(0.3)
Mine operating earnings	$24.3	$37.6
Capital expenditures (millions of US Dollars)
Sustaining and other	$9.1	$7.6
Expansionary	$2.5	$—
Exploration	$3.9	$2.6
(i)GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 68.84 for the three months ended March 31, 2021 and 94.23 for the three months ended March 31, 2020.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

El Peñón produced 31,437 of gold and 816,144 ounces of silver in the quarter. The higher grade La Paloma, Quebrada Colorada Sur and Pampa Campamento Deep sectors zones will come into production in the second half of the year, contributing to higher planned production in the third and fourth quarters. Consequently, the Company expects that the second half of 2021 will account for 60% of gold and silver production at El Peñón, as considered in the 2021 budget and the guidance provided in the fourth quarter of 2020. The first step to unlock the opportunity to leverage on the existing processing capacity at the mine and increase production is to establish additional mining sectors for increased mine production. The development of La Paloma, Quebrada Colorada Sur and Pampa Campamento Deeps is an important component of that strategy, and accessing those new areas will provide increased mining flexibility.

Total cost of sales, cash costs(ii) and AISC(ii) on a per GEO basis were higher than the comparative period as a result of higher prior period production, and fixed production costs being distributed over more ounces in the prior year. With the ongoing focus to increase mine development rates, El Peñón has increased the number of available underground production zones which are expected to support the current level of mine production and feed grades going forward. Mine development is currently occurring at a rate that exceeds 3,000 metres per month, and costs on a per GEO basis have been favourably impacted, as seen in the month of March which saw AISC(ii) costs below $960 per GEO, significantly lower than January and February. Costs are expected to improve over the remainder of the year due to commensurately higher production.

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During the first quarter approximately 26,326 metres of drilling were completed at El Peñón, including 32 drill holes totaling 13,645 metres of infill drilling to convert inferred mineral resources to indicated mineral resources, 31 drill holes totaling 11,001 metres of exploratory drilling dedicated to defining new inferred mineral resources, and 1,680 metres in 13 scout drill holes testing regional targets.

Infill drilling during the quarter was completed in six areas of the mine, with significant results from the Paloma and Pampa Campamento sectors, as well as positive results recorded in the Colorada Sur, El Valle, and Dorada Far West sectors. Success in the quarter continued to be driven in large part by testing deeper areas of known main veins, where structures remain largely open for expansion.

Exploration drilling at El Peñón tested 11 sectors during the first quarter, obtaining positive results at deeper levels of the Paloma and Abundancia veins, where both sectors remain open for further expansion. Additionally, positive results were returned from the Ventura and Sorpresa sectors. Ongoing testing of main vein structures at deeper levels within the lower dacitic stratigraphy continues to generate positive results in several sectors at El Peñón, and is expected to contribute significantly to new resources in the future.

District exploration continues to advance exploration targets with an additional 2,640 soil and rock samples collected and approximately 1,680 metres of scout drilling in 13 RC holes completed at five target areas, including Chiquilla Chica, Laguna, Imperial and Fortuna West.

MINERA FLORIDA, CHILE

Minera Florida is an underground gold mine located south of Santiago in central Chile.

	For the three months ended March 31,
Key Performance Information	2021	2020
Operating
Ore mined (tonnes)	204,658	191,301
Ore processed (tonnes)	240,022	207,183
GEO (i)
Production	20,818	22,563
Sales	22,698	23,471
Feed grade (g/t)	2.90	3.64
Recovery rate (%)	92.9	93.0
Total cost of sales per GEO sold	$1,399	$1,387
Cash costs per GEO sold (ii)	$898	$861
AISC per GEO sold (ii)	$1,203	$1,102
DDA per GEO sold	$501	$527
Financial (millions of US Dollars)
Revenue	$40.7	$37.1
Cost of sales excluding DDA	(20.4)	(20.2)
Gross margin excluding DDA	$20.3	$16.9
DDA	(11.4)	(12.4)
Temporary suspension, standby and other incremental COVID-19 costs	(1.1)	(1.2)
Mine operating earnings	$7.8	$3.3
Capital expenditures (millions of US Dollars)
Sustaining and other	$4.0	$2.6
Expansionary	$5.0	$3.2
Exploration	$1.1	$1.6
(i)GEO information relates to gold.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

Minera Florida had a standout first quarter, with production above plan, particularly in the month of March, linear development advancing well, and ahead of plan, and exploration results continuing to demonstrate extensions of identified areas of mineralization and new discoveries. The positive results were primarily due to increased tonnes processed, largely as a result of continuing improvements in productivity with contributions from the Pataguas and Don Leopoldo mining zones. Mine management has recently taken actions to improve mechanical availability, and the Company is now reactivating and optimizing formerly decommissioned ore passes, with two out of three now re-established. The final ore pass at Marisol is now scheduled for completion by the mid-2021, and is expected to further reduce haulage distance and increase operational flexibility as a result
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of additional haulage routes. Ongoing initiatives to improve development cycle times has the potential to increase underground development beyond the current rate of 1,200-1,300 metres per month at a lower unit cost, bringing forward access to new production levels and unlocking additional mining sectors. Internalization of mining activities, ongoing optimization of the haulage network, and increasing disposal of development waste into underground voids will further improve mine productivity going forward. A review of the processing plant in the first quarter has identified several opportunities for increased recovery and reduced operating costs. Management is currently in the process of prioritizing these opportunities, focusing on the initiatives that can be implemented quickly with minimal investment.

In line with the 10-year outlook, the plant de-bottlenecking study and preparation of the ESIA are advancing on schedule, with the objective to increase throughput from 74,500 to 100,000 tonnes per month, which would increase annual gold production to approximately 120,000 ounces. Preliminary studies indicate that the capacity of the processing plant can be increased to approximately 90,000 tonnes per month through incremental adjustments. An upgrade of the crushing circuit would be required to achieve 100,000 tonnes per month.

Total cost of sales, cash costs(ii) and AISC(ii) on a per GEO basis were higher than the comparative period as a result of higher prior period production, and fixed production costs being distributed over more ounces in the prior year. Costs are expected to improve over the remainder of the year due to higher grades, and higher silver and zinc by-product credits. In addition to the aforementioned plant improvements, the Company completed a processing plan review in the first quarter which has identified opportunities to implement cost control initiatives, which are expected to positively impact future absolute costs.

At Minera Florida, exploration activities during the first quarter continued at near normal levels with minimal setbacks due to COVID-19, with approximately 12,751 metres of drilling in 66 drill holes completed, testing 15 targets.

Approximately 2,715 metres of infill drilling in 22 drill holes was completed at six targets, including Fantasma, Don Leopoldo, Patagua Norte, Central-Circular, Polvorin and Maqui, with all drilling dedicated to converting inferred mineral resources to measured and indicated mineral resources. High-grade intercepts were encountered in several sectors, including Central-Circular, Lazo Central, Patagua Norte, Maqui Cl II, Fantasma and Polvorin veins. At Central-Circular, multiple high-grade intercepts define a series of adjacent, sub-parallel veins and vein splays, near existing mine workings.

Exploration drilling in the first quarter dedicated to the definition of new inferred mineral resources included approximately 4,712 metres completed in 32 drill holes, testing the Fantasma, Don Leopoldo, Queseria, Patagua, Hallazgo, veins. At Fantasma, several high-grade intercepts generated in the quarter have successfully extended economic mineralization up to over approximately 100 metres west and down-dip of existing mine infrastructure, where mineralization remains open for further expansion. Important drill intercept were also returned from the Don Leopoldo and Queseria veins.

District exploration activity, dedicated to the discovery of new deposits, included scout drilling totaling 4,368 metres in 12 drill holes, which targeted the El Toro, Polvorin Oeste, Cucaracha veins and Tunel Hornitos block. Scout drilling generated positive intercepts at El Toro, Cucaracha and Cucaracha Norte sectors. District exploration efforts continue to be supported by surface exploration work including geochemical sampling and geological mapping.

5.    CONSTRUCTION, DEVELOPMENT AND OTHER INITIATIVES

CONSTRUCTION, DEVELOPMENT AND ADVANCED STAGE PROJECTS

The Company has several construction, development and advanced stage projects underway. Notable progress relating to some of these key initiatives include, but are not limited to the following:

Jacobina, Brazil

The Phase 1 optimization project was completed in mid-2020. The project has exceeded expectations, with a higher than planned steady state of approximately 6,800 tpd achieved in the second and third quarters of 2020, as well as the first quarter of 2021. The Company has identified opportunities to further optimize the results and recoveries achieved in Phase 1 with a modest investment. Consequently, works commenced in the third quarter of 2020 for the expansion of the gravity concentration circuit, with commissioning scheduled and on-track, with the Falcon concentrator and cyclones already installed, and the Knelson concentrator scheduled to be installed in the second quarter of 2021, with an objective to optimize gold recovery at the higher throughput rate.

In addition to the incremental optimization of Phase 1, the Company is advancing the Phase 2 expansion at Jacobina, for an increase in throughput to 8,500 tpd. The Company is currently in the engineering phase, with permitting underway. Included in the mine's expansionary budget in 2021 of $29.0 million, is approximately $18.0 million for the procurement of long-lead items and expansionary development to support the higher throughput to the mill. The throughput increase will be achieved through the installation of an additional grinding line and incremental upgrades to the crushing and gravity circuits. The Phase 2 expansion is expected to increase annual gold production to approximately 230,000 ounces per year, representing a 28% increase from current levels, reduce costs, and generate significantly more cash flow and attractive returns. The Company expects to provide
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an update regarding capex and development schedule in mid-2021 once studies are finalized to facilitate permitting. Capital costs are not expected to exceed the previously estimated and disclosed $57 million, and it has already begun to incur these costs for long-lead time items. The estimated capital costs of $57 million had been based on an assumed BRL:USD rate of 4.0. The BRL:USD foreign exchange rates are currently higher at over 5.0, and consequently, the Company anticipates that the weaker rates will provide capital cost and operating cost benefits.

The Company has adopted a comprehensive Jacobina life-of-mine tailings management strategy, that reduces surface disposition of tailings, with underground tailings disposal as backfill. The Company has initiated several studies to ensure long-term sustainability and reduce the environmental footprint of the operation. Test work conducted in 2020 confirmed that both paste backfill and hydraulic backfill are technically feasible options for disposal of tailings into underground voids, thereby minimizing the quantity of tailings stored on surface. Additionally, use of backfill is expected to improve underground stope stability and minimize the requirements to leave behind pillars in ore, resulting in increased mining recovery and reduced dilution.

As a first step, a hydraulic backfill plant provides a relatively simple and low capital cost solution for underground deposition of 2,000 tonnes of dry tailings per day, with the extra advantage that hydraulic backfill can be placed into historic voids with minimal cement content, significantly reducing the operating cost. Utilization of historic voids for backfilling will also allow Jacobina to gradually introduce backfill into the mining sequence without impacting the production rate of the mine. In March 2021, Jacobina completed a feasibility study for the installation of a hydraulic backfill plant. A tailings classification plant will be installed at the existing processing plant, at which 3,000 to 3,500 tpd of tailings will be classified using cyclones to produce 2,000 tpd of hydraulic backfill material with less than 10% passing 10 μm (micrometres). After filtering, the tailings will be stockpiled and fed to the Morro do Vento backfill plant or trucked using existing mining trucks to backfill preparation plant at João Belo mine. From the two backfill preparation plants, hydraulic backfill will be distributed to the underground stopes mostly under gravity. Minimal pumping will be required. Backfill will be placed either in existing undergrounds voids from historical production or in new voids as part of the mining sequence. The total volume of existing voids with the Morro do Vento and João Belo mines is estimated at approximately 7.7 million cubic metres, of which approximately 1.9 million cubic metres is readily accessible. Minimal binder will be required for filling the existing voids, whereas 3-5% binder content will be required for stopes to be vertically exposed within the future mining sequence. The total backfill cycle is expected to take 42 days including barricade construction, filling, drainage, and curing. Approximately 1 tonne of dry tailings is required to fill 2 tonnes of in situ mined ore. The initial capital cost for establishing the backfill system is estimated at $8 million. The Company has decided to move forward with the hydraulic backfill plant project and is in the permitting phase. The permit required for the backfill project is separate from the one required for the Phase 2 expansion, although both are being pursued simultaneously. Additionally, a conceptual study is underway to evaluate further opportunities for a dry stack tailings facility and/or a paste backfill plant in parallel to the hydraulic backfill plant, which could provide opportunities in the future for additional storage of tailings to support future mineral reserve development.

Existing surface tailings capacity and backfill will be sufficient for life of mine production at Jacobina at the planned increased processing rates.

Lastly, the Company has also begun a conceptual study on a Phase 3 expansion, which would increase throughput to 10,000 tpd, utilize the existing grinding line, while expanding crushing and leaching circuits and adding additional mining equipment and infrastructure.

Canadian Malartic (50% interest), Canada

Impressive technical study results were obtained in early February of 2021, and the Company and its partner made a positive construction decision of the Odyssey project at Canadian Malartic, with first production from the Odyssey South deposit expected in 2023. A NI 43-101 technical report for the Canadian Malartic operation was completed in March 2021, which includes a full summary of the Odyssey underground project. The project demonstrates robust economics, a significant increase in mineral resources, and a mine life extension to at least 2039. As Canadian Malartic transitions from open pit to underground mining, underground production will offset a significant portion of the corresponding decline in open pit production. On a 100% basis, production from open pit mining from 2021 through 2028 is expected to be approximately 3.9 million ounces with annual production trending lower on a yearly basis to approximately 123,000 ounces by 2028. Whereas the Company had originally considered a production platform conservatively in the range of 450,000 ounces per year, the mine plan now supports annual gold production of 500,000 to 600,000 ounces when fully ramped up on a 100% basis. Further extension of the mine life beyond 2039 provides additional upside, with several opportunities under evaluation. The project mine plan currently only includes 0.4 million ounces of the project’s 0.8 million ounces of Indicated Mineral Resources and 6.9 million ounces of the project’s 13.5 million ounces of Inferred Mineral Resources. The upside is expected to be realized through infill drilling to improve geological confidence, exploration drilling to extend known deposits and make new discoveries and engineering, especially close to historical underground excavations and at depth at East Malartic.

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Construction of surface infrastructure and the portal in preparation for development of the ramp started in August 2020. The Company and its partner completed the construction of the mine office and surface facilities in the fourth quarter of 2020, to support the development, and further advanced the development of the exploration ramp into Odyssey and East Malartic. The exploration ramp is designed to mine their respective upper zones and provide further exploration access to allow tighter drill spacing to further define the mineral resource base. These activities are coincident with headframe construction and shaft sinking. The new ramp will also provide the ability to carry out bulk sampling of 40,000 tonnes of mineralization. The budget for the ramp on a 50% (and 100%) basis is $11.7 million ($23.4 million) for 2021. Ramp development work advanced according to plan during the first quarter of 2021 with approximately 362 linear metres of development completed, reaching a depth of 74 metres below surface. Development of the exploration ramp is anticipated to take approximately two years to complete, with the first drilling platform to be established in the third quarter of 2021.

Additionally, overburden excavation and grouting were completed to prepare for construction of the production shaft and headframe. Construction on the headframe foundation is expected to start in the second quarter of 2021. The shaft is envisioned to have a 6.4-metre diameter and be 1.8 kilometres deep, with a hoisting capacity of approximately 20,000 tpd. As noted, the Company’s current expectation is that production from Odyssey South will begin in 2023 from the ramp, while the Company sinks the shaft to East Gouldie, with a goal to start production from East Gouldie in 2027. The Odyssey project will utilize a transverse long hole stoping mining method with primary and secondary stopes and paste backfill to fill the voids, a proven mining method in the region. On a 100% basis, average annual payable gold production is expected to be approximately 545,400 ounces from 2029 to 2039 with total cash costs per ounce of approximately $630 per ounce. Sustaining capital from 2029 to 2039 is expected on a 50% (and 100%) basis to average approximately $27.9 million ($55.8 million) per year.

The project requires modest capital in any given year which is manageable and fully funded using Canadian Malartic's cash on hand and free cash flow generation, and no external funding is required. Initial capital expenditures and other growth capital expenditures, on a 50% (and 100%) basis, are as follows in millions of dollars: $56.9 ($113.8), $102.0 ($204.0) and $68.4 ($136.8) for 2021 through 2023 respectively, an average of $81.9 ($163.8) per year from 2024 through 2026, and $104.5 ($209.0) and $90.2 ($180.3) during 2027 and 2028, respectively. Furthermore, underground gold production during the 2021 to 2028 construction period is expected to start in 2023 and total on a 50% (and 100%) basis 466,000 (932,000) ounces at cash costs of approximately $800 per ounce. Although the aforementioned costs do not include any offsetting net proceeds from pre-commercial production due to upcoming amendments to the relevant accounting standard, which represents a practical consequence of IFRS application, net proceeds from the sale of these ounces would significantly reduce the cash requirements for the construction of the project which, assuming the gold price used in the financial analysis for the project of $1,550 per ounce, would reduce the projected capital requirements in half.

As noted, the aforementioned costs do not include any offsetting net proceeds from pre-commercial production. Historically, any net proceeds from pre-commercial production were deducted from development capital expenditures; however, due to amendments to the relevant accounting standard that become effective from 2022, this treatment will not be permitted when accounting for the Odyssey project. Specifically, in May 2020, the IASB issued Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16), which prohibits entities from deducting amounts received from selling items produced from the cost of property, plant and equipment while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing those items will be recognized in the consolidated statements of operations.

About the Odyssey project

The Odyssey underground project internal Preliminary Economic Assessment level technical study (the “Technical Study”) was completed in February 2021. The Odyssey underground mining project is located east of the current Canadian Malartic open pit operation and is comprised of the Odyssey, East Gouldie, and East Malartic deposits. As of December 31, 2020, the Odyssey project contains 0.41 million ounces of gold Indicated Mineral Resources and 6.88 million ounces of gold Inferred Mineral Resources. There are no Mineral Reserves at Odyssey. Details as follows:

Zone	Indicated Mineral Resources			Inferred Mineral Resources
	Tonnes (millions)	Grade (g/t Au)	Contained oz. (millions)	Tonnes (millions)	Grade (g/t Au)	Contained oz. (millions)
East Gouldie	—	—	—	51.95	3.14	5.24
East Malartic	4.59	2.13	0.31	7.84	2.15	0.56
Odyssey	1.52	1.89	0.10	15.19	2.11	1.08
Total	6.18	2.00	0.41	75.90	2.82	6.88

The Technical Study outlines an underground project ramping up to a production rate of approximately 19,000 tpd. Mineralized material from the underground mine will be processed through the existing Canadian Malartic processing plant with first gold production scheduled for 2023. At full production, the Odyssey project is expected to produce an average of approximately 545,400 ounces of gold per year.

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The Odyssey project will utilize a transverse long hole stoping mining method with primary and secondary stopes and paste backfill to fill the voids. This is a proven mining method in the region. In some areas of the East Malartic zone, where access to the mineralization is restricted by historical mine openings, mining will be undertaken using a longitudinal stoping method. Stope height varies from 30 meters to 50 meters depending on depth and rock quality differing in mining zones. As the mine ramps-up to full production more active mining fronts from each deposit will be created to sustain steady state production.

The mine plan presented in the Technical Study is based on a mining inventory estimated using the Mineral Resource models as of December 31, 2020 and includes Indicated and Inferred Mineral Resources. For the purposes of the Technical Study, only the Mineral Resources above mining cut-off grades ranging from 1.4 to 1.9 g/t at a gold price assumption of $1,250 per ounce (C$1,625) were included in the mineable inventory. Additionally, the Mineral Resources included in the Technical Study include full dilution and mining recovery. Overall, the Odyssey project mine plan is based on 82 million tonnes at an average grade of 2.76 g/t for a total of 7.3 million ounces contained gold. The East Gouldie mining zone accounts for more than 72% of the contained gold, while the Odyssey South, Odyssey North, and East Malartic mining zones contribute 5%, 11%, and 12% of the contained gold respectively.

The Odyssey project mine plan currently includes 0.4 million ounces of the project’s 0.8 million ounces of Indicated Mineral Resources and 6.9 million ounces of the project’s 13.5 million ounces of Inferred Mineral Resources. In total, the mine plan supports 7.3 million mineable ounces (100% basis). Lower grade Mineral Resources, that fall below cut-off grade when fully diluted and using a gold price assumption of $1,250 per ounce (C$1,625), are excluded from the mine plan. Additional Mineral Resources are excluded with the application of a mining recovery factor. Mineral Resources from the Odyssey internal zones are not currently included in the mine plan due to the increased geological complexity of the zones. Infill drilling of these zones from underground is planned to increase geological understanding, which could present opportunities for additional production during the underground ramp-up period. East Malartic Mineral Resources at depth represents another opportunity for future inclusion in the mine plan, which could extend the life of the underground project.

Production via the ramp is expected to begin at Odyssey South in 2023, increasing up to 3,500 tpd in 2024. Collaring of the shaft and installation of the headframe is expected to commence in the second quarter of 2021, with shaft sinking activities expected to begin in late 2022. The first loading station is expected to be commissioned in 2027 with modest production from East Gouldie. East Malartic and Odyssey North are scheduled to enter into production in 2028 and 2030 respectively. The operations at the Odyssey project should reach full production of approximately 19,000 tpd by 2031. Life of mine is estimated at 17 years and average annual payable production is approximately 545,400 ounces of gold from 2029 to 2039. The operation will progressively shift from open pit to underground mining between 2023 and 2028.

The Canadian Malartic Mine mill will be modified to decrease its capacity from 57,000 tpd to 19,000 tpd on a calendar day basis. These modifications will occur in three phases. A gravity circuit will be installed in the ball mill area, while two ball mills will be put in care-and-maintenance. Construction of the gravity circuit can be achieved during standard quarterly plant shutdowns and is not expected to impact on production.

Tailings will be stored in two different facilities over the years of operation of the Odyssey project. Until the end of 2023, tailings will continue to be stored in the current Canadian Malartic Mine TSF. Designs to expand the current TSF past 2022 in under progress. Towards the end of 2023, the mined out open pit at Canadian Malartic will be ready to store tailings. The in-pit tailings storage capacity is approximately 125 Mt, sufficient for the 109 Mt required over the current life of the combined open pit and underground operation, considering that 41 Mt of tailings will be deposited in the underground voids as paste backfill.

A provincial decree was granted in 2018 providing for underground mining of Odyssey South and Odyssey North through ramp and shaft. A request for decree amendment, adding the East Gouldie and East Malartic mining zones was submitted to the Ministère de l’Environnement et de la Lutte aux changements climatiques du Québec in February 2021. Permits were obtained to allow the first phase of the project (decline, fresh air raise development, potable water withdrawal, wastewater treatment, temporary access to Highway 117). An application for a Certificate of Authorization for shaft sinking construction of related surface infrastructure has been submitted; approval is pending.

On a 100% basis, at the base case assumptions of $1,550 per ounce of gold (C$2,015), the Odyssey project generates an after-tax undiscounted cash flow of $2.66 billion (C$3.461 billion) with an internal rate of return of 17.5%. The after-tax net present value at a 5% discount rate is estimated at $1.15 billion (C$1.49 billion). During the construction and ramp-up period from 2021 to 2028, initial capital expenditure is partially offset by proceeds from production reducing capital requirements from $1.33 billion (C$1,736 million) to $583 million (C$758 million), spread over a period of eight years. Cash generated from the Canadian Malartic open pit operation is expected to be sufficient to cover capital requirements for Odyssey. Operating costs are estimated to total $4.0 billion (C$5.2 billion) over the life of the underground project, averaging $48.40/t (C$62.92/t) of ore processed and considering synergies between the Odyssey project and the Canadian Malartic open pit operation.

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Odyssey Project Technical Study Sensitives to Gold Price (100% Basis)

Gold Price (USD/oz)	$1,085	$1,250	$1,395	$1,550	$1,705	$1,860	$2,015
NPV 5% (USD millions, after-tax)	$82	$481	$801	$1,143	$1,494	$1,853	$2,212
IRR (%, after-tax)	6%	11%	14%	17.5%	20%	23%	26%

Odyssey Project Summary
(All numbers are approximate and on a 100% basis)
Estimated Total Production	6,932.0	thousands of gold ounces
Average metallurgical recovery	~95.2%	gold
Average annual gold production
2023	46,600 oz	(825 k. tonnes, 1.84g/t gold)
2024 to 2026 (average per year)	81,500 oz	(1,344 k. tonnes, 1.98g/t gold)
2027	256,200 oz	(2,810 k. tonnes, 2.98g/t gold)
2028	384,600 oz	(3,333 k. tonnes, 3.79g/t gold)
2029 to 2039 (average per year)	545,400 oz	(6,463 k. tonnes, 2.76g/t gold)
Minesite costs per tonne
2023	$93.0	C$/t
2024 to 2026 (average per year)	$77.0	C$/t
2027	$79.0	C$/t
2028	$79.0	C$/t
2029 to 2039 ( average per year)	$61.0	C$/t
Average total cash costs on a by-product basis (including royalties and refining costs)
2023 to 2028	800	US$/oz
2029 to 2039	630	US$/oz
Royalty	5.5%	NSR
Mine life	17	years
Capital Expenditures and Construction Phase Operating Statistics
Initial Capital Expenditures	$1,143.7	million US$ (2021 to 2028)
Gold production	932.0	thousands of gold ounces (2021 to 2028)
Sustaining CAPEX	$55.8	million US$ (2029 to 2039 average per year)
Breakdown of Capital Expenditures by year
2021	$113.8	million US$
2022	$204.0	million US$
2023	$136.8	million US$
2024 to 2026 (average per year)	$163.8	million US$
2027	$209.0	million US$
2028	$180.3	million US$
Breakdown of Capital Expenditures by category
Shaft & Surface	$478.4	million US$
Mining Equipment	$162.7	million US$
U/G Development & Construction	$502.6	million US$
Subtotal of Initial Capital Expenditures	$1,143.7	million US$
Other Growth Capital Expenditures	$191.4	million US$
Reclamation Costs	$3.9	million US$ for Odyssey Project only

Facilitating the Transition from Open Pit Mining

Mining is currently transitioning from the Canadian Malartic pit to the Barnat pit, which is now in commercial production. Seventy percent of the total tonnes mined in 2021 are expected to come from Barnat. The Canadian Malartic pit will be depleted in the first half of 2023 and it is expected that waste rock and tailings will be deposited into the pit beginning in 2023.

The operation will progressively shift from open pit to underground mining between 2023 to 2028. To help facilitate this transition, the Company optimized the design of the Barnat pit, adding 290,000 ounces to mineral reserves (100% basis), which will help fill the production gap between 2026 and 2029 as the operation completes the transition to underground mining.
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The Partnership is evaluating opportunities to increase production during the transition period by processing low-grade stockpile that is not currently included in mineral reserves. This stockpile is economic at current gold prices and would add an extra 170,000 ounces to planned production on a 100% basis.

MARA Project (Agua Rica and Alumbrera Integration), Argentina

On December 17, 2020, the Company completed the integration with Glencore and Newmont and a new joint venture, the MARA Joint Venture, was formed to manage, develop and operate the project. Under the integration, Yamana, the former 100% holder of Agua Rica and the former partners of Alumbrera have created the MARA Joint Venture pursuant to which Yamana holds a controlling ownership interest in the MARA Project at 56.25%. Glencore holds a 25.00% interest and Newmont holds an 18.75% interest in the MARA Project. Yamana has been appointed manager of the MARA Joint Venture and will continue to lead the engagement with local, provincial, and national stakeholders, and completion of the Feasibility Study and ESIA for the MARA Project. A MARA Project Joint Venture Technical Committee has now been formed, comprised of representatives of the three shareholder companies.

The integration creates significant synergies by combining existing substantive infrastructure which was formerly used to process ore from the Alumbrera mine during its mine life, including processing facilities, a fully permitted TSF, pipeline, logistical installations, ancillary buildings, and other infrastructure, with the future open pit Agua Rica mine. The result is a de-risked project with a smaller environmental footprint and improved efficiencies, creating one of the lowest capital intensity projects in the world as measured by pound of copper produced and in-situ copper mineral reserves, and creating significant benefits for the local communities, the province of Catamarca and Argentina.

The MARA Project, has Mineral Reserves and Mineral Resources in the Agua Rica and the Alumbrera orebodies. Agua Rica is a large-scale copper, gold, silver and molybdenum deposit and it has Proven and Probable Mineral Reserves of 11.8 billion pounds of copper and 7.4 million ounces of gold contained in 1.1 billion tonnes of ore. Mineral Resources include 259.9 million tonnes of Measured and Indicated Mineral Resources, containing more than 1.6 billion pounds of copper and 954,000 ounces of gold. Additionally, Inferred Mineral Resources of 742.9 million tonnes represent significant upside potential to further define an increase in Mineral Reserves and life of mine. The MARA Project also has Mineral Resources in the Alumbrera deposit which consist of 125.2 million tonnes of Measured and Indicated Mineral Resources containing more than 800 million pounds of copper and 1.2 million ounces of gold on a 100% basis.

On July 19, 2019, the Company announced the positive results of a pre-feasibility study ("PFS(A)"), underscoring that the MARA Project is a long life (with an initial life of 28 years) and low-cost asset with robust economics and opportunities to realize further value, including converting economic-grade Inferred Mineral Resources and expanding throughput scenarios aimed to increase metal production and returns, among other opportunities.

The PFS(A) for the MARA Project considers the Agua Rica deposit will be mined using a conventional high tonnage truck and shovel open pit operation. Average life of mine material moved is expected to be approximately 108 million tonnes per year, with ore feed of 40 million tonnes per year and average life of mine strip ratio of 1.66.

Ore extracted from the Agua Rica mine will be transported from the open pit by truck to the primary crusher area and then transported via a conventional conveyor to the existing Alumbrera processing plant. To route the overland conveyor system, approximately 5.2 kilometres of tunnel development will be required over the total 35 kilometre conveyor right-of-ways to the Alumbrera processing plant, where it will feed the existing stacker conveyor via a new transfer station.

Relatively modest modifications to the circuit are needed to process the Agua Rica ore to produce copper and by-products concentrate, which will then be transported to the port for commercialization. An in-situ blending strategy has been defined to manage the concentrate quality over certain years of the mine life, which will allow the project to achieve the desired targets. Further optimizations to this strategy will be studied in the next design phase.

The PFS(A) provides the framework for the preparation and submission of a new ESIA to the authorities of the Catamarca Province and for the continued engagement with local stakeholders and communities. The shareholders of the MARA Joint Venture began the ESIA process in 2019, given the level of significant detail in the PFS(A).

The Joint Venture Technical Committee advanced optimization studies in late 2019 and early 2020, the results of which were compiled as Pre-Feasibility Study B (“PSF(B)”), and is now advancing a full Feasibility Study on the MARA Project, with updated Mineral Reserve, production and project cost estimates.

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The PFS(B) highlights include:

•Annual ore feed increased to 42 million tonnes per year.
•Annual production for the first 10 full years increased to 556 million pounds of copper equivalent(i) production.
•Cash costs(iii) of $1.32 per pound and AISC(iii) of $1.44 per pound for the first 10 years of production.
•Initial capital of $2.78 billion. Initial capital reduced to $2.39 billion if first year of owner mine fleet purchases are reclassified as sustaining capital, as was assumed for PFS(A). Total LOM capital spending the same under both PFS(A) and PFS(B).
•NPV of $1.906 billion and an increased IRR of 21.2%(ii)
•PFS(B) reflects the inclusion of a progressive Argentina export tax with a long-term assumption of 4.3%.

(i)Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: $6,614 per tonne of copper, $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.
(ii)Assuming metal prices of $3.00 per pound of copper, $1,300 per ounce of gold price, $18.00 per ounce of silver, $11.00 per pound of molybdenum and using an 8% discount rate.
(iii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

The most recent technical studies indicate that the processing facility at Alumbrera is capable of processing up to 44.0 million tonnes per year, with minor additional capital expenditures, which represents a significant upside to the PFS results. Further tests and studies are planned for the Feasibility Study stage to confirm and optimize these results. In addition, opportunities have already been identified in optimizing the mine pioneering, stripping, sequence and blending, which are expected to provide further value improvements for the Integrated Project.

MARA also obtained all the permits for advanced exploration works from the local authorities including programs of community participation and social consultation, to conduct field work for the Feasibility Study and collect additional information for the ESIA. Work in the field has started with environmental activities progressing during the quarter and drilling contractor mobilization started late in the quarter with the drilling campaign currently progressing as planned. Feasibility Study work is ongoing and key technical results are expected during 2021. While the Company continues to advance the Feasibility Study, it notes that a considerable amount of information in the PFS is already at Feasibility Study level mostly as a result of the integration transaction. The full Feasibility Study and ESIA completion are expected in 2022.

The estimated expenses for the Company to advance the project through the Feasibility Study and ESIA are in the range of $20.0 million to $25.0 million for the next three years (Yamana's 56.25% interest), representing a manageable and modest investment in relation to the value creation of advancing the MARA Project to the next phases of development.

After a strategic review, the Company has concluded that the MARA Project represents a solid development and growth project which the Company intends to continue to advance through the development process through the Company's controlling interest in the project.

For further details on the Integration Transaction, critical accounting policies, and critical judgments, please refer to the Company's consolidated financial statements for the year ended December 31, 2020.

Acquisition of Wasamac property and Camflo property and mill (Monarch Gold Acquisition)

On January 21, 2021, the Company completed its acquisition of the Wasamac property and the Camflo property and mill (the “Acquisition Properties”) through the acquisition of all of the outstanding shares of Monarch Gold Corporation (“Monarch”) not owned by Yamana. Yamana previously announced that it had entered into a definitive agreement with Monarch Gold on November 2, 2020, to acquire the properties, under a plan of arrangement. In connection with the plan of arrangement, Monarch completed a spin-out (the “Spin-Out”) to its shareholders, through a newly-formed company, Monarch Mining Corporation, of its other mineral properties and certain other assets and liabilities of Monarch (collectively, the “Transaction”). The Company also acquired 6.7% of the outstanding shares of the newly-formed Monarch Mining as part of the completion of the arrangement.

The addition of the Wasamac project to Yamana’s portfolio further solidifies the Company’s long-term growth profile with a top-tier gold project in Quebec’s Abitibi region, a prolific mining district where Yamana has deep operational and technical expertise and experience. The geological characteristics of the Wasamac orebody suggest it holds the potential to be an underground mine with the potential to achieve the same scale, grade, production, and costs as Yamana’s successful Jacobina mine in Brazil, and it possesses many parallels to the underground project at Canadian Malartic. The Wasamac project consists of a single, continuous shear zone with a consistent grade distribution and wide mining widths, making it amenable to simple, productive, and cost efficient underground bulk mining methods. The deposit has existing proven and probable mineral reserves of 21.45 million tonnes at 2.56 g/t, for total proven and probable mineral reserves of 1.8 million ounces of gold. Mineral resources and proven and probable mineral reserves are supported by a Feasibility Study previously completed by Monarch in 2018 (the “Wasamac Feasibility Study”). The Wasamac Feasibility Study outlined a 6,000 tonnes per day operation with average gold production of 160,000 ounces per year. Costs are expected to be at the lower end of the Company’s profile, providing an improvement to consolidated costs.

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Following an in-depth review of the 2018 Feasibility Study, Yamana has identified opportunities to optimize the processing plant design, incorporate increased levels of automation in the underground mine, and optimize the materials handling system to sustain a throughput rate of 7,000 tpd. These opportunities support Yamana’s vision of Wasamac as a low cost operation with minimal impact on the environment and neighboring communities and will be reflected in an update of the Feasibility Study, scheduled for completion in the third quarter of 2021. Further opportunities to increase metallurgical recoveries require additional metallurgical drilling and test work, and will continue to be assessed as the project advances.

There remains excellent potential for significant future exploration success and mineral resource conversion, with the Wasamac deposit remaining open at depth and along strike. Yamana plans to build on the ongoing permitting and social licensing effort carried out by Monarch, applying the Company’s strong ESG framework and best practices, and leveraging the Company’s extensive experience in permitting and proven track record of building strong, respectful, and mutually beneficial relationships with the communities and governments wherever it operates. The Company will target increasing the mineral inventory and perform optimizations to further enhance the project’s value, advance engineering, and de-risk execution, leveraging Yamana’s technical expertise and adhering to the Company’s disciplined capital approach. Building off the work completed to date, Yamana plans to commence an exploration and infill drilling campaign and other studies to refine and expand upon the potential of Wasamac and its development alternatives, with an update on these plans to be provided by the third quarter of 2021.

The Company has also developed an exploration program for the Camflo property which, given the proximity of Camflo to the Canadian Malartic mine, is being considered for inclusion in the Canadian Malartic General Partnership exploration program. Camflo is located adjacent to and north of the Malartic and Rand properties that host the Malartic deposit and the recent Odyssey underground discovery. A recent high resolution airborne magnetic survey of the property has identified three high priority drill targets with magnetic signatures similar to the historic Camflo mine. Data compilation has also defined the presence of a porphyritic stock similar to that which hosted 90% of the historic ore located 800 metres to east of the mine as an additional priority exploration target. Camflo was a producing underground gold mine for 27 years, closing in 1992. It produced 1.65 million ounces of gold from 8,862,240 tonnes of ore grading at 5.78 g/t and was exploited to a depth of 1,000 metres below surface.

The Company is in the process of opening a regional office in the Abitibi region, and is hiring personnel to manage the permitting process and related studies to update the feasibility study.

Under the terms of the Transaction, Monarch shareholders received the following per Monarch share: 0.0376 of a Yamana share; C$0.192 in cash; and 0.2 of a share of Monarch Mining. Yamana issued 11,608,195 Yamana Shares, paid approximately $46.9 million (C$59.3 million) in cash, and issued 383,764 replacement warrants for total consideration paid of $108.6 million. Yamana’s consideration on close represented a value paid for the Wasamac asset of under $67 per ounce of mineral reserves and under $42 per ounce of mineral resources, based on mineral reserves and mineral resources in the feasibility study and net of Yamana’s former Monarch interest in Wasamac.

Furthermore, the acquisition aligns with the Company’s strategy for a balanced approach to capital allocation, as discussed in Section 2: Core Business, Strategy and Outlook

OTHER INITIATIVES - STRATEGIC, OPTIMIZATION AND MONETIZATION

A number of projects are underway with a goal of surfacing value from non-producing assets. Notable progress relating to some of these initiatives include, but are not limited to the following:

Suyai, Argentina

On April 28, 2020, the Company announced it entered into a definitive option agreement pursuant to which it granted CAM, a privately held portfolio management and capital markets company based in Argentina, owned by Messrs. Eduardo Elsztain and Saul Zang, the right to acquire up to a maximum 40% interest in a joint venture formed to hold the Suyai Project. CAM's portfolio includes the biggest real estate company in the country, NASDAQ-listed international agricultural companies, along with banking and mining investments. CAM has successfully led the development of significant construction projects across the country.

An initial amount of $2.0 million was received by the Company to secure the option. CAM will assume responsibility for all ESG matters, including leading the permitting efforts aimed to advance the project through its different stages of development. As noted, CAM has the right to earn a maximum 40% interest in the resulting joint venture formed to hold the Suyai Project by fulfilling certain obligations and achieving certain milestones, mostly relating to ESG matters, and by paying $31.6 million in various installments in addition to the proportionate expenses, on or before December 31, 2024. The Company believes there is considerable value, far in excess of cash value, in fulfilling the obligations and achieving the milestones relating to ESG matters which would advance the Suyai project. Through certain of its holding companies, Yamana would hold the remaining 60% of the joint venture.

In the event the project receives approval to proceed, Yamana would oversee its development, applying best industry mining and ESG practices and its experience in project development and operations in southern Argentina. Development of the project would occur under the oversight of a board of directors of the holding company that owns the project with CAM nominating two
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out of five directors. Yamana would nominate the other directors. The joint venture would entitle each party to its proportion of gold production from the project.

The Company previously completed studies that in addition to redesigning Suyai as a small scale high-grade underground project, evaluated different options for ore processing, which provided favourable project economics.

The preferred option calls for the construction of a processing facility for on-site production of gold and silver contained in a high-grade flotation concentrate, which would be transported by land and by sea to one or more gold smelters world-wide. As only a flotation concentrate would be produced at Suyai, no cyanide or other deleterious chemicals would be used at site. Gold production is expected to reach up to 250,000 ounces annually for an initial eight years.

Agua de la Falda, Chile

The Company continues to pursue development and strategic initiatives for the 56.7% held Agua de la Falda joint venture with Codelco, located in northern Chile, near El Salvador in the Atacama region. While the historical Jeronimo Feasibility Study focused on maximizing gold production from the sulphide deposits, the Company completed the study of a low capital starter-project based on the remaining oxide inventory in heap leach pads and open pits with positive results and quick payback. The Company is also evaluating exploration plans with its partner on the highly prospective claims surrounding the mine, where early-stage targets for both gold and copper mineralization have been identified. Re-logging of historical holes and exploratory drilling support the potential to extend the gold oxide mineralization, as well as the potential for copper/gold deposits within the joint venture claims. Agua de la Falda has processing capacity and infrastructure already installed, and it is in the vicinity of the El Salvador Division of Codelco.

6.    EXPLORATION

Exploration on the most prospective properties is a key to unlocking and creating value for shareholders. The Company has built significant land positions including projects that are at different stages of advancement in prospective mineral districts in all countries where it has producing assets, and it is pursuing advancing this portfolio of exploration projects in these countries. This effort allows for the rapid advancement of the highest value projects, while at the same time moving the most promising early-stage properties up the exploration pipeline. The following are key elements and objectives of the generative exploration program:

•Target the Company’s most advanced exploration projects while retaining the flexibility to prioritize other projects in the portfolio as and when merited by drill results.
•Advance at least one project to achieve mineral reserve and mineral resource inventories of at least 1.5 million gold equivalent ounces within the next three years to move at least one project towards a preliminary economic assessment.
•On a longer-term basis, advance at least one project to a mineral inventory that is large enough to support a mine plan demonstrating positive economics with annual gold production of approximately 150,000 ounces for at least eight years.
•Advance both gold-only and copper-gold projects and, in the latter case, consider joint venture agreements aimed at increasing mineral resource and advancing the project to development while Yamana maintains an economic interest in the project.
•Evaluate the acquisition or investment on prospective exploration opportunities companies that align with Yamana’s objectives for capital allocation and financial results, jurisdiction quality, geology and operational expertise.

The generative exploration program is first focusing on the most advanced projects in Yamana’s portfolio while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects. These project stages are categorized and defined as follows:

•Tier One - Projects with well-defined gold mineral resources and opportunities to grow to a potentially economic threshold in the next three years.
•Tier Two - Projects that have achieved significant drill intercepts and whose geology along with other factors support rapid resource growth.
•Tier Three - Highly prospective projects with known mineralization defined with rock and soil geochemistry that warrant future drill testing.

The Company is confident that its exploration pipeline includes projects that can meet its shorter-term objective of at least one project achieving 1.5 million ounces of gold in the inferred mineral resource category within three years as well as its longer-term objective of building at least one gold mineral resource that can support a mine with annual production of approximately 150,000 ounces per year for at least eight years.

The Company is focusing its exploration activities in part on the large land positions held within the Company, including projects that are at different stages of advancement in prospective mineral districts in all countries where it has producing assets and can leverage its technical and operational expertise, and it is pursuing advancing this portfolio through exploration projects in these countries. This effort will allow for the rapid advancement of the highest value projects, while at the same time moving the most
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promising early-stage properties up the exploration pipeline. In the current high market valuation environment of high-profile gold exploration projects, the Company feels it is timely and prudent to advance its in-house exploration assets.

As a complement to the advancement of the internal exploration opportunities, the Company will consider the acquisition of earlier stage development assets or companies that align with Yamana's objectives for capital allocation and financial results, jurisdiction, geology and operational expertise. Such opportunities will typically be funded through internal resources, meet minimum return levels that far exceed cost of capital and would meet the Company's minimum requirements to achieve mineral reserve and mineral resource inventories, mine life and per year production rate. Furthermore, preference would be given to geological and operational characteristics where the Company has an identified expertise and excellent opportunities for value enhancement. Such opportunities would also extend an existing regional presence or lead to that longer-term objective. Although the Company has an established portfolio of early-to-later-stage organic growth projects, the Company also considers it prudent to consider opportunities to extend regional presences in quality jurisdictions that offer geological and operational synergies and similarities to its current portfolio of assets.

Exploration Expenditures

For exploration updates relating to operating mines during the quarter, refer to Section 4: Operating Segments Performance. The following is a summary of the exploration and evaluation expenditures for the current and comparative periods:

	For the three months ended March 31,
(In millions of US Dollars)	2021	2020
Exploration and evaluation capitalized (i)	$15.9	$13.7
Exploration and evaluation expensed (ii)	6.1	2.6
Total exploration and evaluation expenditures	$22.0	$16.3
(i)Capitalized exploration and evaluation costs are reflected in property, plant and equipment in the Consolidated Balance Sheets. Details by mine can be found in the Capital Expenditures table in Section 1: Highlights and Relevant Updates.
(ii)Expensed exploration and evaluation costs are reported in the Consolidated Statements of Operations for the respective period.

During the first quarter, exploration drilling and other field activities continued a ramp up in most jurisdictions as responses to COVID-19 restrictions were managed and exploration programs adjusted to best address the restrictions. Drilling activities continued in Brazil at Lavra Velha, Jacobina Norte and at the São Francisco discovery at Borborema, extending copper-(gold) mineralization along strike, as described in more detail below. Exploration in Chile in the first quarter included surface work at early-stage projects near the El Peñón mine and elsewhere in preparation for RC scout drilling programs later in the year. In Argentina, surface work was completed on the Company’s Las Flechas property, where drilling in 2021 is planned to test breccia-related high-sulphidation epithermal gold targets. At Monument Bay, Manitoba, deep drilling continued during the quarter, designed to test the down plunge projections of modeled, plunging high-grade zones at the Twin Lakes target.

Monument Bay, Canada

The Monument Bay deposit is hosted in the Stull Lake Greenstone Belt, comprising three volcanic-sedimentary assemblages ranging in age from 2.85 to 2.71 billion years. Gold mineralization occurs along the steeply north-dipping, regional-scale Twin Lakes Shear Zone and the lesser-explored, adjacent AZ Shear Zone.

The focus of the current exploration program is the advancement of the Twin Lakes resource. Beyond the Twin Lakes target, the large Monument Bay land package is under-explored. A smaller but important component of the current exploration plan at Monument Bay is the continued evaluation and advancement of secondary targets on the property.

Exploration at Monument Bay during the first quarter continued to advance the evaluation and definition of high-grade ore shoots at depth at the Twin Lakes resource as part of assessing the project as an underground mine. Approaching the Twin Lakes target as a potential underground project is an economically attractive alternative to the open pit scenario with lower capital (due to the higher investment required to develop a large tonnage, low grade, open pit mine), reduced environmental footprint, and clear upside exploration potential. The current drill program is designed to test the depth extent of several well-defined high-grade zones along a four kilometre strike length of the deposit. Shallow diamond drilling during the first half of 2020 confirmed the continuation and orientation of higher-grade mineralization and provided targets for follow up drilling at depth.

Following a COVID-abbreviated 3-hole Phase I program completed in late fourth quarter of 2020, drilling at the Twin Lakes target during the first quarter of 2021 included completion of seven widely spaced diamond drill holes totaling 5,672 metres, targeting the depth projections of high-grade ore shoots located along the Twin Lakes Shear Zone. While all drill holes intersected the targeted prospective geological stratigraphy and the mineralized zone, overall assay results received from the initial four drill holes were lower than anticipated, with the best intercept being 6.10 g/t of gold over an estimated true width interval of 1.07 metres. Results are pending for the final three drill holes and drilling is continuing with three additional holes, expected to be completed during the second quarter. Additional exploration work completed during the quarter included 320 metres of RC drilling in 20 top of bedrock RC holes and collection of related till samples, and 4 line-kilometres of orientation DCIP and CSAMT geophysical surveys over the Twin Lakes target. These surveys represent the first use of ground based geophysical methods on
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the property in over 15 years, and despite the small survey size, represents a significant step forward in adding to the exploration toolbox.

Domain, Canada

The Domain project is located near Oxford Lake in northeast Manitoba, comprising a 20,000-hectare property that is 100%-controlled by the Company. Interpretation of regional airborne magnetics together with government geological survey till geochemical results, support a highly prospective environment for folded iron formation hosted gold occurrences. The Company's property surrounds three claims totaling 576 hectares that are under a joint venture agreement with Capella Minerals Limited, which holds a 29.6% interest. The joint venture claims cover an area of historic drilling with significant gold intercepts hosted by iron formation that includes intervals reported by Rolling Rock Resources in 2008 and New Dimension Resources in 2017.

The Company recently signed an exploration agreement with the Bunibonibee Cree Nation (“BCN”) that provides a framework for a cooperative, mutually respectful agreement supporting the advancement of exploration within the Traditional Territory of the BCN while providing employment and business opportunities to the BCN. Yamana is in the planning stages of a work program for the property, and pending conclusion of community consultation and permitting, exploration work is anticipated to begin in the second quarter.

Wasamac, Canada

The addition of the Wasamac project to Yamana’s portfolio further solidifies the Company’s long-term growth profile with a top-tier gold project in Quebec’s Abitibi region, a prolific mining district where Yamana has deep operational and technical expertise and experience. Please refer to Section 5: Construction, Development and Other Initiatives for details on the Wasamac (Monarch Gold) acquisition, which closed during the first quarter of 2021.

Exploration activities at Wasamac have included the initiation of exploration drilling adjacent to the known resource and planning and permitting for infill and geotechnical drilling on the Wasamac resource. Results from exploration drilling are expected in the second quarter as the drill program continues.

Lavra Velha, Brazil

Lavra Velha is a near surface advanced Tier 1 exploration project located in the Lavra Velha district in Brazil’s Bahia state. Surface work and drilling has defined significant gold mineralization, building on the 2013 inferred mineral resource of 3.93 million tonnes at 4.29 g/t for 543,000 ounces of gold. The defined Lavra Velha deposit consists of shallowly dipping near surface mineralization that may be amenable to low capital intensity open pit mining and heap leaching. Metallurgical studies are ongoing. Exploration has defined numerous additional gold anomalies in soil and rock which will be drill tested as part of the 2021 program. There are significant drill targets on the 55,000-hectare property, and Lavra Velha represents one of the most immediate, shorter-term opportunities to achieve the Company’s stated exploration goals given the mineral resource to date and drilling following the initial mineral resource estimate. Further, Lavra Velha is well-placed to meet the Company’s long-term objectives, as it is a shallow, flat-dipping orebody, making it ideal for open pit mining with a low strip ratio, and oxide mineralization, with potential to be processed as a heap leach operation. Therefore, the project has potential as a low capital cost, low operating cost operation.

Exploration activity during the first quarter was impacted by COVID-19 related travel restrictions, however work completed included 5 drill holes totaling 667 metres, testing regional targets including Flanco Leste and Serra da Torre, and the possible northeast extension of the Lavra Velha deposit at Lavra Velha NE. Exploratory drilling at Flanco Leste and Serra da Torre targeted surface geochemical anomalies and zones of hydrothermal alteration. Additional exploration work completed during the quarter included collection of 370 surface soil and rock samples and geological mapping at Escorpião Amarelo, Matinos and Novo Horizonte regional blocks. Most drilling and surface sampling results are pending. Drill testing of multiple targets will continue in the second quarter of 2021.

Jacobina Norte, Brazil

The Jacobina Norte project, located in Brazil’s Bahia state just nine kilometres north of the Jacobina mine, is one of Yamana’s most promising, wholly-owned advanced exploration projects. The Company controls 78,000 hectares that cover over 150 kilometres of strike extent of the Serra do Corrego Formation, which hosts paleoplacer gold mineralization at the Jacobina mine. Surface exploration along strike has defined mineralization at Jacobina Norte where surface sampling and historic shallow drilling of mineralized reefs along a 15-kilometre trend have defined significant gold grades.

Historic drill results in a restricted part of the Jacobina Norte area reported four intercepts with grades and widths that indicate a strong exploration target. Once a mineral resource is identified for Jacobina Norte, the Company will evaluate if the area is best developed as a standalone mine or as a source of additional mine feed to the existing Jacobina plant. The southernmost section of Jacobina Norte (the Serra Branca target) is located just nine kilometres north of Canavieiras Norte within the existing Jacobina mine infrastructure.
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The experience at the Jacobina mine leads the Company to conclude that there is a strong possibility of developing a second Jacobina-type mine along the concession owned by Yamana near the current Jacobina mine over the next decade. Further, the concessions extend well beyond the Jacobina mine and Jacobina Norte, which creates excellent opportunities for further discoveries.

Surface work in 2020 defined a 4.3 kilometre trend at Barrocão Velho, a high priority target with surface workings and exposures of mineralized reefs with very limited drilling tests. Exploratory drilling on this target, initiated late in the third quarter of 2020, continued during the first quarter with three drill holes totaling 1,435 metres completed. Assays received to date from drill holes targeting likely down plunge extent of significant surface mineralization have encountered weakly anomalous gold values and a narrow higher-grade intercept (0.32 metres estimated true width grading 6.9 g/t of gold starting at 188.78 metres depth, related to the Rúbio reef (MSPC conglomerate). Although wide spaced drilling has yet to intercept mineralization of similar tenor to that recognized in surface exposures at Barrocão Velho, drilling has confirmed the continuity to depth of multiple favourable conglomerate horizons and has encountered reefs with strong oxidation, boxwork, favourable pebble size distribution and, locally, gold mineralization. Additional exploration work in the quarter included completion of detailed geological mapping along the Angicos-Barrocao Velho (4.5 kilometre) and Santa Cruz-Jacumuá (5.0 kilometre) trends with paleochannel analyses to better support exploratory drilling. Additionally, 2,105 surface soil and rock samples were collected during the quarter.

Borborema, Brazil

The Borborema project is a 25,000-hectare land package in the Borborema district in Brazil’s Pernambuco state. The project is located in a Proterozoic magmatic arc environment that is similar to the belt hosting the Chapada mine, a large copper-gold mine developed by Yamana, put into production in 2007 and disposed of in 2019.

Originally explored for narrow high-grade gold veins, exploration at Borborema also identified strong copper–gold anomalies in both rocks and soils. Initial drill testing of the São Francisco anomaly in 2019 led to the discovery of very high grade near surface copper (gold) intercepts from massive sulphide mineralization. Notable drill intercepts, previously reported in the February 20, 2020 press release 'Yamana Gold Provides Update on Its Generative Exploration Program', with greater than 5% copper include: 3.66 metres at 0.58 g/t of gold and 7.14% copper (12.33 g/t gold equivalent) (starting at 90 metres down hole, SF-08); 2.97 metres at 0.40 g/t of gold and 7.20% copper (12.25 g/t gold equivalent) (starting at 44.18 metres down hole, SF-05); and 7.50 metres at 0.35 g/t of gold and 6.41% copper (10.90 g/t gold equivalent) (starting at 70.37 metres down hole, SF-06).

Subsequent drilling results were reported in the December 03, 2020 press release ‘Yamana Gold Advances Projects in Its Generative Exploration Program’, including several intercepts demonstrating grades greater than 5% copper, include the following core length intercepts (estimated to approximately equal true widths): 7.53 metres at 3.80% of copper, 0.36 g/t of gold, and 0.26% of zinc, including 3.42 metres at 7.40% of copper, 0.75 g/t of gold, and 0.50% of zinc (starting at 76.80 metres downhole, SF-12); 4.37 metres at 2.15% of copper, 0.13 g/t of gold, and 0.34% of zinc, including 1.30 metres at 5.54% of copper, 0.29 g/t of gold, and 0.70% of zinc (starting at 45.26 metres downhole, SF-09); and 5.65 metres at 1.83% of copper, 0.18 g/t of gold, and 0.17% of zinc, including 1.65 metres at 5.50% of copper, 0.50 g/t of gold, and 0.53% of zinc (starting at 116.35 metres downhole, SF-16).

Exploration activities in the first quarter at Borborema included further soil geochemistry, mapping and rock sampling as well as several scout drill holes. Airborne magnetic and radiometric and ground IP geophysical surveys planned for 2021 will add significantly to targeting of massive and disseminated copper and iron sulphide targets at São Francisco.

While the Company will continue to advance Borborema, the project is primarily a high-grade copper deposit with some gold and zinc. As such, Borborema represents an excellent opportunity for a joint venture pursuant to which Yamana would continue to benefit and create value while it maintains its focus on its precious metals opportunities. Several other well-defined copper gold soil and rock anomalies and significant areas of alteration associated with anomalous gold and copper values occur on the property. Drill testing of the São Francisco target and other anomalies on the property will continue in 2021.

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7.    FINANCIAL CONDITION AND LIQUIDITY

BALANCE SHEET REVIEW

As at, (In millions of US Dollars)	March 31, 2021	December 31, 2020
Cash and cash equivalents	$678.1	$651.2
Current assets (including cash and cash equivalents)	960.6	917.9
Non-current assets	7,539.7	7,504.9
Total assets	$8,500.3	$8,422.8
Current liabilities (excluding current portion of debt)	424.2	441.8
Non-current liabilities (excluding long-term debt)	1,825.5	1,814.9
Debt (current and long-term)	994.4	993.8
Total liabilities	$3,243.9	$3,250.5
Equity attributable to Yamana Gold Inc. equity holders	4,426.7	4,346.3
Non-controlling interests	829.7	826.0
Total equity	$5,256.4	$5,172.3
Working capital (i)	$345.6	$476.2
Net debt (ii)	$539.1	$565.7
(i)Working capital is defined as the excess of current assets over current liabilities, which includes assets and liabilities classified as held for sale when applicable.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

Total assets were $8.5 billion as at March 31, 2021, compared to total assets of $8.4 billion as at December 31, 2020. The Company’s asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include: inventories, indirect taxes recoverable (consisting of value added taxes in the jurisdictions in which the Company operates), advances and deposits, and cash and cash equivalents.

Total liabilities as at March 31, 2021, were $3.2 billion compared to $3.3 billion as at December 31, 2020. The Company's liability base is primarily comprised of non-current liabilities such as long-term debt, deferred tax liabilities, and decommissioning and reclamation liabilities. Other significant liabilities include: trade payables, current income taxes payable, and provisions.

Cash and Working Capital

Cash and cash equivalents were $678.1 million as at March 31, 2021, compared to $651.2 million as at December 31, 2020. The Company has sufficient cash on hand, available credit and liquidity to fully manage its business. Cash balances include cash acquired on as part of MARA transaction, with a March 31, 2021 balance of $222.8 million. The Company had working capital of $345.6 million as at March 31, 2021, compared to a working capital of $476.2 million at December 31, 2020.

Net change in working capital movement was a cash outflow of $23.2 million for the three months ended March 31, 2021. Working capital for the quarter was impacted by several items including:
•A decrease related to settlement of year-end trade and other accruals during the first quarter, including annual audit fees and annual compensation-related payments;
•Partially offset by an increase due to normalization of finished goods inventory and unwinding of the build up at the end of the fourth quarter.

Debt and Net Debt(i)

Total debt was $994.4 million as at March 31, 2021, comparable to $993.8 million at December 31, 2020, and net debt(i) as at March 31, 2021, was $539.1 million compared to $565.7 million as at December 31, 2020. Net debt(i) decreased by $26.6 million during the quarter to $539.1 million, further advancing the Company's objective of achieving a positive net cash(i) position, which is now well ahead of schedule. Net debt is presented excluding the cash attributable to the MARA project, which had a March 31, 2021 balance of $222.8 million.

In 2020, the Company achieved its financial management objective of a leverage ratio of net debt to EBITDA(i) of below 1.0x when assuming a bottom-of-cycle gold price of $1,350 per ounce, underscoring the Company’s significant financial flexibility and best-in-class financial position. The continued potential monetization of various non-producing assets provides further opportunities to reduce debt levels and leverage. The Company recognizes that there is significant value in such assets, which would be more than the total amount of outstanding debt, and along with cash flows, the Company has more than sufficient resources to further reduce outstanding debt, thereby further improving financial flexibility and providing more opportunity for enhanced value and returns for shareholders.

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For a cautionary note on non-GAAP performance measures and a reconciliation from debt to net debt(i), refer to Section 11: Non-GAAP Performance Measures.

LIQUIDITY

Planned growth, development activities, expenditures and commitments are expected to be sufficiently funded by recent and potential monetization and financing transactions, future operating cash flows and available credit facilities. As at March 31, 2021, the financial resources available to the Company for meeting its financial obligations include $750.0 million from its revolving credit facility.

The Company’s near-term financial obligations include financial commitments of $310.7 million and a scheduled debt repayment of $190.7 million in the first quarter of 2022, associated with the $200.0 million in senior notes issued in March 2012. This scheduled debt obligation is expected to repaid in full. The Company remains committed to maintaining amongst the strongest financial position in the industry and continues with its objective of achieving a positive net cash(i) position.

(i)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows for the following periods:

	For the three months ended March 31,
(In millions of US Dollars)	2021	2020
Cash flows from operating activities	$160.2	$129.4
Cash flows from operating activities before net change in working capital (i)	$183.4	$164.6
Cash flows used in investing activities	$(104.3)	$(85.8)
Cash flows (used in) from financing activities	$(28.7)	$123.3
Net free cash flow (i)	$123.5	$91.1
(i)A cautionary note regarding non-GAAP performance measures is included in Section 11: Non-GAAP Performance Measures.

Operating Activities

Net cash flows from operating activities and cash flows from operating activities before net change in working capital for the three months ended March 31, 2021 were 24% and 11% higher, respectively, than the comparative quarter in 2020, primarily as a result of higher gross margins recognized as a result of increased metal prices and higher production.

Investing Activities

Net cash outflows from investing activities were $104.3 million in the three months to March 31, 2021 compared to net cash outflows of $85.8 million in the comparative quarter.

Net cash outflows in the current quarter included $44.8 million of net cash used in the acquisition of Monarch Gold, and capital expenditures of $80.2 million. Net cash outflows in the comparative quarter were comprised largely of capital expenditures of $67.0 million. The increase in capital expenditures from the comparative quarter was primarily attributable to normalized levels of mine development at El Peñón and Minera Florida, as well as additional stripping and exploration at Canadian Malartic, where the Company continues to advance studies related to the underground project as discussed in Section 1: Highlights and Relevant Updates.

Lastly, during the quarter the Company had net proceeds on disposal of investments of $30.0 million, predominantly proceeds received following the disposal of Equinox Gold shares and other investments obtained through the acquisition of Monarch Gold.

Details on capital expenditures by mine can be found in Section 1: Highlights and Relevant Updates.

Financing Activities

In the three months ended March 31, 2021, cash outflows used in financing activities of $28.7 million primarily included interest payments on long-term debt of $5.1 million (2020: $5.4 million) and dividend payments of $24.8 million (2020: $9.5 million), partially offset by cash contributions received from MARA related non-controlling interests of $6.2 million (2020: nil). The prior year comparative financing cash inflow of $123.3 million included a $200.0 million drawdown on the revolving credit facility as a precaution given the uncertainty associated with the COVID-19 pandemic at the time, of which the full amount was subsequently repaid during 2020.

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Net Free Cash Flow

The Company generated net free cash flow of $123.5 million in the first quarter of 2021, comparable to the net free cash flow of $91.1 million in the fourth quarter of 2020. The change is driven largely by strong gross margins due to favorable metal price increases with stable costs across the operations.

For a cautionary note on non-GAAP performance measures and a reconciliation from cash flows from operating activities to net free cash flow, refer to Section 11: Non-GAAP Performance Measures.

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt obligations, net of cash and cash equivalents, as follows:

As at, (In millions of US Dollars)	March 31, 2021	December 31, 2020
Shareholders’ equity	$5,256.4	$5,172.3
Debt	994.4	993.8
	6,250.8	6,166.1
Less: Cash and cash equivalents	(678.1)	(651.2)
	$5,572.7	$5,514.9

To maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at March 31, 2021, including the impact of IFRS 16 in capital and other financial commitments, shown on an undiscounted basis:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total (i)
Debt
Repayment of principal	$190.7	$376.6	$151.7	$282.9	$1,001.9
Interest	47.7	68.2	28.4	22.4	166.7
Capital and other financial commitments	41.2	37.2	8.7	—	87.1
Environmental rehabilitation provisions	31.1	53.5	27.8	414.7	527.1
Total contractual obligations and commitments	$310.7	$535.5	$216.6	$720.0	$1,782.8
(i)Additionally, as at March 31, 2021, the Company had outstanding letters of credit totalling $67.3 million (C$84.6 million) representing guarantees for reclamation obligations and road construction relating to the Company’s share of mining interest in Canadian Malartic, $20.0 million and $13.6 million representing reclamation guarantees related to the Company's Chilean mines and US properties respectively, $19.3 million representing security guarantees in Brazil and $2.0 million representing guarantees for fuel supply at Cerro Moro. The Company's MARA Project also had outstanding bank guarantees for reclamation obligations totalling $55.6 million, for which an equivalent amount of cash collateral had been posted.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. The table below summarizes the Company's common shares and securities convertible into common shares as at the following dates:

As at, (thousands of units)	April 28, 2021	March 31, 2021
Common shares issued and outstanding	965,685	965,549
Share options outstanding	256	256
Restricted share units	2,192	2,283

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8.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends, and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors and related uncertainties as described in the Company’s latest available Annual Information Form. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements. There were no significant changes to those risks or to the Company's management of exposure during the three months ended March 31, 2021, except as noted below:

METAL PRICE RISK

The Company's profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company's properties, primarily gold and silver. Market price fluctuations of these precious metals could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange, inflation), banking and political conditions, nature and climate condition risks, and mining specific factors.

The following chart summarizes one-year movements in the US Dollar price of gold (source: LBMA PM gold price):

Gold Price - Market Update

For the quarter ended March 31, 2021, spot gold prices averaged $1,794 per ounce, representing an increase of 13% compared to $1,583 per ounce in the first quarter of 2020. Prices ranged between $1,684 and $1,943 per ounce during the first quarter of 2021. As at March 31, 2021, the closing price was $1,691 per ounce.

Gold prices moved lower in the first quarter, driven by a sharp rise in US Treasury yields and a stronger dollar. Going forward, accommodative global monetary policies, combined with rising money supply and further inflationary pressures, should be supportive of gold over the longer term. In the short-term, gold prices are likely be driven by the US dollar and real yields, global monetary policy and fiscal stimulus, and financial market volatility.

Central banks have been net sellers of gold in 2021, driven by Turkey, while India and Uzbekistan are notable buyers. Global ETF holdings saw a steady decline in the first quarter, back to levels last seen in mid-2020.

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CURRENCY RISK

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a portion of the Company’s operating and capital expenses are incurred in Brazilian Reais, Argentine Pesos, Chilean Pesos and Canadian Dollars. The appreciation of these foreign currencies against the US Dollar would increase the costs of production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. The Company may enter into forward contracts or other risk management strategies, from time to time, to hedge against the risk of an increase in the value of foreign currencies in the jurisdictions in which the Company operates.
US Dollar - Market Update

The following chart summarizes one-year movements in key currencies vis-à-vis the US Dollar (source: Bloomberg):

The Brazilian Real and Argentine Peso weakened against the US Dollar, while the Canadian Dollar and Chilean Peso strengthened, during the three months ended March 31, 2021, compared to the same quarter of 2020. In the short term, these currencies will continue to be impacted by specific regional events and COVID-19 economic impacts. As a flight to safety, the performance of the US Dollar will be driven by economic and financial market shocks.

	Average Exchange Rate			Period-end Exchange Rate
	For the three months ended March 31,			As at March 31,	As at December 31,
	2021	2020	% (i)	2021	2020	% (i)
USD-CAD	1.2665	1.3442	-5.8%	1.2576	1.4187	-11.4%
USD-BRL	5.4730	4.4581	22.8%	5.6973	5.1987	9.6%
USD-ARG	88.572	61.519	44.0%	92.000	64.469	42.7%
USD-CLP	724.19	802.80	-9.8%	721.82	852.03	-15.3%
(i)Positive variance represents the US Dollar Increase in value to the foreign currency.

As at March 31, 2021, the Company had zero-cost collar contracts, which allow the Company to participate in exchange rate movements between two strikes, as follows:

	Average call price (i)	Average put strike price (i)	Total (millions) (ii)
Brazilian Real to USD
April 2021 - June 2021	R$3.85	R$4.32	R$46.5
July 2021 - December 2022	R$5.25	R$5.71	R$288.0
(i)R$ = Brazilian Reais
(ii)Evenly split by month.

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In addition, as at March 31, 2021, the Company had forward contracts as follows:

	Average forward price (i)	Total (millions) (ii)
Brazilian Real to USD
April 2021 to June 2021	R$4.07	R$46.5
July 2021 to December 2022	R$5.4925	R$288.0
Chilean Peso to USD
April 2021 to December 2021	CLP$736.80	CLP$83,700.0
Canadian Dollar to USD
April 2021 to December 2021	C$1.2703	C$180.0
(i)R$ = Brazilian Reais, CLP = Chilean Pesos, C$ = Canadian Dollars
(ii)Evenly split by month.

INFECTIOUS DISEASE RISK

Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including the COVID-19 outbreak, could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, increased insurance premiums, decreased demand or the inability to sell and deliver precious metals, declines in the price of precious metals, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts. In addition, governments may impose strict emergency measures in response to the threat or existence of an infectious disease. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in global consumer activity. The estimates of management are considered reasonable at this time, however, the full impact of the effects these conditions on mining operations or financial results may vary significantly due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures that have been or may be imposed by the governments of impacted countries. In addition, a significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s common shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency, including COVID-19, could have a material adverse effect on the Company’s business, financial condition and results of operations. It is unknown whether and how the Company may be affected if a pandemic, such as the COVID-19 outbreak, persists for an extended period of time.

9.    CONTINGENCIES

The Company may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company's financial condition, cash flow and results of operations.

10.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

BASIS OF PREPARATION

The Company's Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34"). The accounting policies applied in the preparation of the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2021 are consistent with those applied in the Company’s consolidated financial statements for the year ended December 31, 2020.

CRITICAL JUDGEMENTS AND ESTIMATES

In preparing the Condensed Consolidated Interim Financial Statements in accordance with IAS 34, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

The critical judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were consistent with those disclosed in Note 4: Critical Judgements and Estimation Uncertainties to the Company's Consolidated Financial Statements for the year ended December 31, 2020.
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11.    NON-GAAP PERFORMANCE MEASURES

The Company has included certain non-GAAP performance measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•Cash costs per gold equivalent ounce ("GEO") sold;
•All-in sustaining costs ("AISC") per GEO sold;
•Net debt;
•Net free cash flow; and
•Average realized price per ounce of gold/silver sold

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of cash costs and all-in sustaining costs ("AISC"), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms "cash costs per GEO sold" and "AISC per GEO sold" do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash costs of operations. Cash costs are computed on a weighted average basis as follows:

•Cash costs per GEO sold - The total costs used as the numerator of the unitary calculation represent cost of sales excluding DDA, net of treatment and refining charges. The attributable cost is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to GEO sold, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal sales. These costs are then divided by GEO sold.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”, a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent cash costs (as defined above), and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and
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administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation. AISC do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. AISC are computed on a weighted average basis as follows:

•AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the GEO production and sales activities but net of by-product revenue credits from sales of zinc.

The following tables provide detailed reconciliations from costs of sales to cash costs and AISC, for the three months ended March 31, 2021, and March 31, 2020.

Reconciliation of Cost of Sales to Cash Costs and AISC

Cash Cost & AISC Reconciliation - Total	For the three months ended March 31, 2021			For the three months ended March 31, 2020
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Total GEO	Non-Sustaining	Total	Total GEO	Other Mines & Non-Sustaining
Cost of sales excluding DDA (i)	$163.9	$163.9	$—	$154.3	$154.3	$—
DDA (i)	100.4	100.4	—	99.4	99.4	—
Total cost of sales	$264.3	$264.3	$—	$253.7	$253.7	$—
DDA	(100.4)	(100.4)	—	(99.4)	(99.4)	—
Total cash costs	$163.9	$163.9	$—	$154.4	$154.3	$—
AISC adjustments:
General and administrative expenses	18.3	18.3	—	15.8	15.8	—
Community costs in other operating expenses	1.3	1.3	—	1.4	1.4	—
Reclamation & remediation - accretion & amortization	8.1	6.3	1.8	5.1	5.1	—
Exploration capital expenditures	15.9	8.1	7.9	13.7	8.8	4.9
Exploration and evaluation expenses	6.1	0.6	5.5	2.6	1.9	0.7
Sustaining capital expenditures	42.3	42.3	—	36.9	36.9	—
Leases (IFRS 16 Adjustment)	4.7	4.7	—	5.2	5.2	—
Total AISC		$245.4			$229.5
GEO sold (ii)(iii)		234,735			222,354
Cost of sales excl. DDA per GEO sold		$698			$694
DDA per GEO sold		$428			$447
Total cost of sales per GEO sold		$1,126			$1,141
Cash costs per GEO sold		$698			$694
AISC per GEO sold		$1,045			$1,032

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Cash Cost & AISC Reconciliation - Operating Segments		For the three months ended March 31, 2021
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA (i)	$163.9	$52.5	$27.6	$27.3	$36.1	$20.4	$—
DDA (i)	100.4	41.8	11.6	13.3	20.0	11.4	2.3
Total cost of sales	$264.3	$94.3	$39.2	$40.6	$56.2	$31.8	$2.3
DDA	(100.4)	(41.8)	(11.6)	(13.3)	(20.0)	(11.4)	(2.3)
Total cash costs	$163.9	$52.5	$27.6	$27.3	$36.1	$20.4	$—
AISC adjustments:
General and administrative expenses	18.3	0.8	0.1	—	—	—	17.4
Community costs in other operating expenses	1.3	0.1	0.1	1.0	—	—	0.1
Reclamation & remediation - accretion & amortization	8.1	3.6	0.4	0.5	0.5	1.2	1.9
Exploration capital expenditures	15.9	—	1.2	1.8	3.9	1.1	7.9
Exploration and evaluation expenses	6.1	—	—	—	—	—	6.1
Sustaining capital expenditures	42.3	19.6	2.7	6.9	9.1	4.0	—
Leases (IFRS 16 Adjustment)	4.7	0.2	1.0	1.3	1.1	0.7	0.4
Total AISC		$76.8	$33.1	$38.8	$50.7	$27.3
GEO sold (ii)		88,193	42,959	34,876	46,009	22,698
Cost of sales excl. DDA per GEO sold		$595	$643	$784	$785	$898
DDA per GEO sold		$474	$269	$382	$435	$501
Total cost of sales per GEO sold		$1,069	$912	$1,166	$1,221	$1,399
Cash costs per GEO sold		$595	$643	$784	$785	$898
AISC per GEO sold		$871	$770	$1,114	$1,103	$1,203

Cash Cost & AISC Reconciliation - Operating Segments		For the three months ended March 31, 2020
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Other Mines & Non-Sustaining
Cost of sales excluding DDA (i)	$154.3	$47.6	$22.3	$29.5	$34.7	$20.2	$—
DDA (i)	99.4	31.5	11.7	22.5	19.3	12.4	2.0
Total cost of sales	$253.7	$79.2	$34.0	$52.0	$54.1	$32.6	$2.0
DDA	(99.4)	(31.5)	(11.7)	(22.5)	(19.3)	(12.4)	(2.0)
Total cash costs	$154.3	$47.7	$22.3	$29.5	$34.8	$20.2	$—
AISC adjustments:
General and administrative expenses	15.8	0.8	0.2	—	—	—	14.8
Community costs in other operating expenses	1.4	0.2	—	0.9	—	—	0.3
Reclamation & remediation - accretion & amortization	5.1	1.9	0.7	0.8	0.6	1.0	0.1
Exploration capital expenditures	13.7	—	2.0	2.6	2.6	1.6	4.9
Exploration and evaluation expenses	2.6	—	—	—	—	—	2.6
Sustaining capital expenditures	36.9	12.3	6.7	7.3	7.6	2.6	0.4
Leases (IFRS 16 Adjustment)	5.2	0.1	1.1	1.2	1.9	0.5	0.4
Total AISC		$63.0	$33.0	$42.3	$47.5	$25.9
GEO sold (ii)(iii)		66,393	43,506	31,711	57,274	23,471
Cost of sales excl. DDA per GEO sold		$717	$513	$929	$606	$861
DDA per GEO sold		$475	$268	$711	$338	$527
Total cost of sales per GEO sold		$1,192	$781	$1,640	$944	$1,387
Cash costs per GEO sold		$717	$513	$929	$606	$861
AISC per GEO sold		$948	$760	$1,333	$829	$1,102
(i)Cost of sales excluding DDA includes the impact of the movement in inventory (non-cash item). Information related to GAAP values of cost of sales excluding DDA, DDA and total cost of sales are derived from the Consolidated Statements of Operations and Note 5: Segment Information to the Company's Condensed Consolidated Interim Financial Statements.
(ii)GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 68.84 for the three months ended March 31, 2021 and 94.23 for the three months ended March 31, 2020.

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NET DEBT

The Company uses the financial measure "net debt ", which is a non-GAAP financial measure, to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. Cash related to the MARA Project is added back to the net debt calculation on the basis that the cash is specific to the MARA Project, and not available to the Company for the purposes of debt reduction.

When the cash and cash equivalent balance exceeds the total debt, the Company is in a "net cash" position. A reconciliation of net debt is provided below:

As at, (In millions of US Dollars)	March 31, 2021	December 31, 2020
Debt
Non-current portion	$803.7	$993.8
Current portion	190.7	—
Total debt	$994.4	$993.8
Less: Cash and cash equivalents	(678.1)	(651.2)
Add: Cash related to MARA	222.8	223.1
Net debt	$539.1	$565.7

NET FREE CASH FLOW

The Company uses the financial measure "net free cash flow", which is a non-GAAP financial measure, to supplement information in its consolidated financial statements. Net free cash flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of net free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net free cash flow is calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements and other cash flows not related to current period production, less non-discretionary items such as sustaining capital expenditures, interest paid, payment of lease liabilities, and cash used in other financing activities.

	For the three months ended March 31,
(In millions of US Dollars)	2021	2020
Cash flows from operating activities	$160.2	$129.4
Adjustments to operating cash flows:
Amortization of deferred revenue (i)	7.5	6.1
Temporary suspension, standby and other incremental COVID-19 costs	8.2	3.5
Non-discretionary items related to the current period
Sustaining capital expenditures	(42.3)	(36.9)
Interest paid	(5.1)	(5.4)
Payment of lease liabilities	(3.5)	(4.4)
Cash used in other financing activities	(1.5)	(1.2)
Net free cash flow	$123.5	$91.1
Discretionary and other items impacting cash flow available for dividends and debt repayments
Expansionary and exploration capital expenditures	$(37.9)	$(30.1)
Cash flows used in other investing activities	(9.3)	(19.6)
Effect of foreign exchange of non-USD denominated cash	(0.3)	(2.5)
Free cash flow available for dividends and debt repayments	$76.0	$38.9
(i)Adjustments represent non-cash deferred revenue recognized in respect of metal sales agreements, the cash payments for which were received in previous periods and which were similarly reduced for comparability. Amounts are derived from the Condensed Consolidated Interim Statements of Cash Flows and further details on current deferred revenue balances can be found in Note 14d: Other Provisions and Liabilities to the Company's Condensed Consolidated Interim Financial Statements.
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AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price" and "average realized silver price", which are non-GAAP financial measures, to supplement its consolidated financial statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce and silver ounce. Reconciliations of average realized metal prices to revenue are provided below:

For the three months ended March 31,	2021				2020
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)
Gold	203,539	oz	$1,793	$365.0	193,816	oz	$1,589	$308.0
Silver	2,130,185	oz	$26.78	57.0	2,671,139	oz	$18.16	48.5
Revenue				$422.0				$356.5

For the three months ended March 31,	2021				2020
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold	203,539	oz	$1,793	$365.0	193,816	oz	$1,589	$308.0

Silver	1,794,486	oz	$26.21	47.0	2,371,139	oz	$17.19	40.8
Silver subject to metal sales agreement (i)	335,699	oz	$22.68	7.6	300,000	oz	$19.62	5.9
	2,130,185	oz	$25.66		2,671,139	oz	$17.47
Gross revenue				$419.6				$354.7
(Deduct) add:
Deferred revenue adjustment (ii)				2.4				1.8
Revenue				$422.0				$356.5
(i)Balances represent the metals sold under the metal sales agreements.
(ii)Consideration from the Company's metal sales agreement is considered variable. Revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the agreement changes. During the three months ended March 31, 2021 and 2020, the Company recognized an adjustment to revenue and finance costs due to a change in the Company's reserve and resource estimates, and therefore, the number of ounces expected to be delivered under the life of the agreement.

12.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) and the U.S. Securities and Exchange Commission (or the SEC). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this
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Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective "internal control over financial reporting" as such term is defined in the rules of the Canadian Securities Administrators and the SEC. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes:

•Maintaining records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•Providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;
•Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended March 31, 2021, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between March 31, 2021, and December 31, 2020, and results of operations for the periods ended March 31, 2021, and March 31, 2020.

This Management’s Discussion and Analysis has been prepared as of April 28, 2021. The condensed consolidated interim financial statements prepared in accordance with IAS 34 as issued by the IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto as at and for the three months ended March 31, 2021 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the Financial Statements and the annual audited consolidated financial statements for the year ended December 31, 2020, as well as the most recent Annual Information Form for the year ended December 31, 2020 on file with the Securities Commissions of all of the provinces in Canada and which are included in the 2020 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis. All Dollar amounts in the Management’s Discussion and Analysis are in US Dollars, unless otherwise specified.
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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Scientific and technical information contained in this Management’s Discussion and Analysis has been reviewed and approved by Sébastien Bernier, P. Geo (Senior Director, Geology and Mineral Resources). Sébastien Bernier, P. Geo is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2020 and other continuous disclosure documents filed by the Company since January 1, 2021 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

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CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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